United States
Securities and Exchange Commission
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the quarter ended June 30, 2005
Commission File Number 000-27663
SIFY LIMITED
(Exact name of registrant as specified in its charter)
Not Applicable
(Translation of registrant’s name into English)
Chennai, Tamilnadu, India
(Jurisdiction of incorporation or organization)
Tidel Park, 2nd Floor
No. 4, Canal Bank Road, Taramani, Chennai 600 113, India
(91) 44-2254-0777
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20F ☑ Form 40 F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
     If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.
Sify Limited is incorporating by reference the information and exhibits set forth in this Form 6-K into its registration statements on Form S-8 (Registration Nos. 333-101322 and 333-107938) and on Form F-3 (Registration Nos. 333-101915 and 333-121047).
     The number of equity shares of the Registrant outstanding as on August 16, 2005 was 35,380,278.

SIFY LIMITED
FORM 6-K
For the Quarter ended June 30, 2005
 i

Currency of Presentation and Certain Defined Terms
     Unless the context otherwise requires, references herein to “we,” “us,” the “company” or “Sify” are to Sify Limited (formerly known as Satyam Infoway Limited), a limited liability company organized under the laws of the Republic of India. References to “U.S.” or the “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. Until December 2002, we were a majority-owned subsidiary of Satyam Computer Services Limited (“Satyam Computer Services”), a leading Indian information technology services company which is traded on the New York Stock Exchange and the major Indian stock exchanges. In January 2003, we changed the name of our company from Satyam Infoway Limited to Sify Limited. “Satyam” is a trademark owned by Satyam Computer Services, which licensed the use of the “Satyam” trademark to us subject to specified conditions. “Sify.com,” “Sify,” “Sify iway,” “SifyOnline,” “SifyMax.in,” “SatyamOnline,” “SatyamNet,” “satyamonline.com” and “Satyam iway” are trademarks used by us for which we have registration applications pending in India. All other trademarks or tradenames used in this quarterly report are the property of their respective owners.
     In this report, references to “$,” “US$,” “Dollars” or “U.S. dollars” are to the legal currency of the United States, and references to “Rs.,” “rupees” or “Indian Rupees” are to the legal currency of India. References to a particular “fiscal” year are to our fiscal year ended March 31 of that year.
     For your convenience, this report contains translations of some Indian rupee amounts into U.S. dollars which should not be construed as a representation that those Indian rupee or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate, the rate stated below, or at all. Except as otherwise stated in this report, all translations from Indian rupees to U.S. dollars contained in this report have been based on the noon buying rate in the City of New York on June 30, 2005 for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York. The noon buying rate on June 30, 2005 was Rs.43.51 per $1.00.
     Our financial statements are prepared in Indian rupees and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. In this report, any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.
     Information contained in our websites, including our principal corporate website, www.sifycorp.com, is not part of this report.
Forward-looking Statements May Prove Inaccurate
     IN ADDITION TO HISTORICAL INFORMATION, THIS REPORT CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THE SECTION ENTITLED “RISK FACTORS” AND ELSEWHERE IN THIS REPORT. YOU ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH REFLECT MANAGEMENT’S ANALYSIS ONLY AS OF THE DATE OF THIS REPORT. IN ADDITION, YOU SHOULD CAREFULLY REVIEW THE OTHER INFORMATION IN THIS REPORT AND IN OUR PERIODIC REPORTS AND OTHER DOCUMENTS FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) FROM TIME TO TIME. OUR FILINGS WITH THE SEC ARE AVAILABLE ON ITS WEBSITE, WWW.SEC.GOV.

Item 1. Financial Statements
SIFY LIMITED (formerly known as Satyam Infoway Limited) and Subsidiaries
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share data and as otherwise stated)

	As at March 31,		As at June 30,
	2005		2005
ASSETS
Current assets:
Cash and cash equivalents	Rs.	1,323,912	Rs.	1,289,589	$29,639
Cash restricted		24,904		24,477	563
Accounts receivable		615,286		688,428	15,822
Due from employees		2,063		1,786	41
Due from related parties		33,524		95,872	2,203
Inventories		29,194		72,057	1,656
Prepaid expenses		87,162		83,811	1,926
Net investment in leases		9,430		10,087	232
Other current assets		140,285		116,445	2,676

Total current assets		2,265,760		2,382,552	54,758
Cash restricted		7,336		7,280	167
Net investment in leases		19,735		18,577	428
Property, plant and equipment-net		1,270,621		1,330,611	30,582
Goodwill and other intangible assets		171,732		159,509	3,666
Investments in affiliated companies		192,357		203,239	4,671
Other assets		93,241		104,835	2,409

Total assets	Rs.	4,020,782	Rs.	4,206,603	$96,681

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current installments of capital lease obligations		6,089		5,509	127
Trade accounts payable		454,466		528,081	12,137
Accrued liabilities		393,727		479,475	11,020
Deferred revenue		409,244		479,690	11,024
Due to employees		2,326		—	—
Advances from customers		69,429		133,681	3,072
Other current liabilities		117,876		96,321	2,214

Total current liabilities		1,453,157		1,722,757	39,594
Capital lease obligations, excluding current installments		3,814		2,692	62
Other liabilities		63,627		77,962	1,792

Total liabilities		1,520,598		1,803,411	41,448

Minority interest		1,595		1,595	37

Stockholders’ equity
Equity shares, Rs. 10 par value; 37,500,000 authorized; Issued and outstanding: 35,380,278 shares as of June 30, 2005 and 35,380,278 shares as of March 31, 2005		353,803		353,803	8,132
Additional paid-in capital		14,563,734		14,563,731	334,721
Deferred compensation — employee stock offer plan		(3,416)		(2,256)	(52)
Accumulated deficit		(12,415,532)		(12,513,681)	(287,605)

Total stockholders’ equity		2,498,589		2,401,597	55,196

Total liabilities and stockholders’ equity	Rs.	4,020,782	Rs.	4,206,603	$96,681

See accompanying notes to unaudited condensed consolidated financial statements

SIFY LIMITED (formerly known as Satyam Infoway Limited) and Subsidiaries
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data and as otherwise stated)

	Quarter ended June 30,
	2004		2005
Revenues	Rs.	764,790	Rs.	1,006,053	$23,122
Revenues from related parties		13,047		15,222	350

Total revenues		777,837		1,021,275	23,472

Cost of revenues		431,244		581,975	13,376
Selling, general and administrative expenses		311,550		425,073	9,770
Provision for doubtful receivables and advances		13,052		16,218	373
Depreciation		119,664		109,627	2,519
Amortization of intangible assets		11,657		12,223	281
Amortization of deferred stock compensation expense		3,665		1,157	26
Foreign exchange (gain)/loss		(33,248)		220	5

Total operating expenses		857,584		1,146,493	26,350

Operating loss		(79,747)		(125,218)	(2,878)
Other income, net		12,973		16,187	372

Loss before taxes, equity in losses of affiliates and minority interest		(66,774)		(109,031)	(2,506)

Equity in profits of affiliates		12,035		10,882	250

Losses before income taxes		(54,739)		(98,149)	(2,256)

Taxes		—		—	—

Net loss	Rs.	(54,739)	Rs.	(98,149)	$(2,256)

Net loss per share		(1.56)		(2.77)	(0.06)

Weighted equity shares used in computing loss per equity share		35,007,617		35,380,278	35,380,278
See accompanying notes to unaudited condensed consolidated financial statements

SIFY LIMITED (formerly known as Satyam Infoway Limited) and Subsidiaries
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands, except as otherwise stated)

	Quarter ended June 30,
	2004		2005		2005
Net loss	Rs.	(54,739)	Rs.	(98,149)	$(2,256)

Adjustments to reconcile net loss to net cash provided by/(used in) operating activities:
Depreciation, impairment and amortization of intangible assets and deferred stock compensation		134,986		123,007	2,827
Equity in profits of affiliates		(12,035)		(10,882)	(250)
Loss on sale of property, plant and equipment		132		940	22
Provision for doubtful receivables and advances		13,052		16,218	373
Translation (gain)/loss on cash and cash equivalents		(32,457)		750	17
Others		(824)		920	21
Changes in assets and liabilities:
Accounts receivable		15,581		(89,360)	(2,054)
Due from employees		2,413		(1,908)	(44)
Due from related parties		(2,084)		(62,348)	(1,433)
Inventories		5,357		(43,783)	(1,006)
Prepaid expenses		(29,420)		3,351	77
Other assets		13,107		12,105	278
Net investment in leases		—		501	11
Trade accounts payable and accrued liabilities		14,651		159,363	3,663
Deferred revenue		5,741		70,446	1,619
Advances from customers		(3,158)		64,252	1,477
Other liabilities		(789)		(7,220)	(166)

Net cash provided by operating activities	Rs.	69,514	Rs.	138,203	$3,176

Cash flows from investing activities:
Expenditure on property, plant and equipment		(79,896)		(170,853)	(3,927)
Proceeds from sale of property, plant and equipment		1,200		296	7
Net movement in cash — restricted		(29,403)		483	11

Net cash used in investing activities	Rs.	(108,099)	Rs.	(170,074)	$(3,909)

Cash flows from financing activities:
Principal payments under capital lease obligations		(1,749)		(1,702)	(39)
Net proceeds from issuance of common stock		22,918		—	—

Net cash provided by financing activities	Rs.	21,169	Rs.	(1,702)	$(39)

Effect of exchange rate changes on cash and cash equivalents		32,457		(750)	(17)

Net increase/(decrease) in cash and cash equivalents		15,041		(34,323)	(789)
Cash and cash equivalents at the beginning of the period		1,325,803		1,323,912	30,428

Cash and cash equivalents at the end of the period	Rs.	1,340,844	Rs.	1,289,589	$29,639

Supplementary Information
Cash paid towards interest		225		1,225	28
Cash paid/(refund received) towards taxes		(19,932)		(37,341)	(858)
See accompanying notes to unaudited condensed consolidated financial statements

SIFY LIMITED (formerly known as Satyam Infoway Limited) and Subsidiaries
UNAUDITED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(in thousands, except share data and as stated otherwise)

							Deferred
							compensation -
	Common Stock			Additional paid In		Comprehensive	employee stock		Accumulated		Total Stockholders’
	Shares	Par Value		capital		income	offer plan		deficit		equity
Balance as of March 31, 2005	35,380,278	Rs.	353,803	Rs.	14,563,734		Rs.	(3,416)	Rs.	(12,415,532)	Rs.	2,498,589

Amortization of compensation related to stock option grants, net					(3)			1,160				1,157
Net loss						(98,149)				(98,149)		(98,149)

Comprehensive income						(98,149)

Balance as of June 30, 2005	35,380,278		353,803		14,563,731			(2,256)		(12,513,681)		2,401,597

Balance as of June 30, 2005 (in US$)	35,380,278		8,132		334,721			(52)		(287,605)		55,196

See accompanying notes to unaudited condensed consolidated financial statements

SIFY LIMITED AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In Rupees thousands, except share data and as otherwise stated)
1.	Description of business
Sify Limited (“Sify”), together with its subsidiaries (the “Company”) and its affiliates, is engaged in providing various services, such as Corporate Network and Data Services, Internet Access Services, Online Portal and Content Offerings.
2.	Summary of significant accounting policies
a.	Basis of preparation of financial statements

The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States (US GAAP) in Indian Rupees (Rs.), the national currency of India. Solely for the convenience of the reader, the financial statements as of and for the quarter ended June 30, 2005 have been translated into United States dollars at the noon buying rate in New York City on June 30, 2005 for cable transfers in Indian rupees, as certified for customs purposes by the Federal Reserve Bank of New York of US$1 = Rs.43.51. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or at any other rate on June 30, 2005 or at any other date.

b.	Interim Information

Interim information presented in the condensed consolidated financial statements has been prepared by the management without audit and, in the opinion of management, includes all adjustments of a normal recurring nature that are necessary for the fair presentation of the financial position, results of operations, and cash flows for the periods shown, is in accordance with the generally accepted accounting principles in the United States. These financial statements should be read in conjunction with the consolidated financial statements and related notes included in the Company’s annual report on Form 20-F for the fiscal year ended March 31, 2005.
3.	Cash and cash equivalents
Cash and cash equivalents as on June 30, 2005 amounted to Rs.1,289,589 (Rs.1,323,912 as on March 31, 2005). This excludes restricted cash included in current assets of Rs.24,477 (Rs.24,904 as on March 31, 2005) and restricted cash included in non- current assets of Rs.7,280 (Rs.7,336 as on March 31, 2005) representing deposits held under lien against bank guarantees given by the Company towards future performance obligations and letters of credit given to suppliers of the Company against purchase obligations.
4.	Goodwill and intangibles
At June 30, 2005, the Company’s goodwill and other intangible assets amounted to Rs.14,595 and Rs.144,914, respectively (Rs.14,595 and Rs.99,370, as on June 30, 2004, respectively). The following are the details of other intangible assets:

	Weighted	As at June 30, 2004				As at June 30, 2005
	average	Gross carrying		Accumulated		Gross carrying		Accumulated
	life	amount		amortization		amount		amortization
Technical know how fees	4.89	Rs.	90,313	Rs.	57,834	Rs.	82,753	Rs.	66,827

Portals and web content	5.00		100,360		71,552		52,731		41,923

Customer contracts and others	4.04		56,084		18,001		56,084		34,756

IP VPN license fee	15.00		—		—		100,000		3,148

Total		Rs.	246,757	Rs.	147,387	Rs.	291,568	Rs.	146,654

The aggregate amortization expense for the quarters ended June 30, 2004 and 2005 was Rs.11,657 and Rs.12,223, respectively.

The Company’s estimated amortization expense in future periods is as follows:

For the year ended March 31,
2006	Rs.	42,141
2007		18,642
2008		12,503
2009		11,999
2010		6,667
2011 onwards		65,185
In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, the Company does not amortize goodwill but tests it for impairment on an annual basis. The Company has not recognized any impairment of goodwill during the year ended March 31, 2005 or for the quarter ended June 30, 2005.
5.	Employee Stock Options
The Company has adopted pro forma disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation and SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock based employee compensation.

	Quarter ended June 30,
	2004		2005
Net loss — as reported	Rs.	(54,739)	Rs.	(98,149)

Add: Stock based compensation expense included in reported net loss		3,665		1,157

Less: Stock based compensation expense determined under fair value method		(25,379)		(13,398)

Pro forma net loss	Rs.	(76,453)	Rs.	(110,390)

Loss per share:

Basic and diluted — reported	Rs.	(1.56)	Rs.	(2.77)

Basic and diluted — proforma	Rs.	(2.18)	Rs.	(3.12)
The fair value of each option is estimated on the date of grant using the Black-Scholes model with the following assumptions:

Quarter ended June 30,
	2004	2005
Dividend yield	—	—

Assumed volatility	131% — 157.3%	103.4% — 116.6%

Risk-free interest rate	4.50% to 5.25%	4.50% to 9.00%

Expected term	12-36 months	12-36 months

6.	Gratuity
The Company provides for gratuity, a defined benefit retirement plan (the “Gratuity Plan”) covering all employees. The Gratuity Plan commenced on April 1, 1997. The plan provides a lump sum payment to vested employees at retirement or termination of employment in an amount based on the respective employee’s salary and the years of employment with the Company. The Company provides the gratuity benefit through annual contributions to a fund managed by the Life Insurance Corporation of India (“LIC”). Under this scheme, the settlement obligation remains with the Company, although the LIC administers the scheme and determines the contribution premium required to be paid by the Company. The Gratuity Plan is accounted for in accordance with SFAS No. 87, Employers’ Accounting for Pensions.

The following table sets out the funded status of the Gratuity Plan and the amounts recognized in the Company’s financial statements.

	Quarter ended		Quarter ended
	June 30, 2004		June 30, 2005

Accumulated benefit obligation	Rs.	10,331	Rs.	13,365
Change in projected benefit obligation
Projected benefit obligation at the beginning of the year		16,093		18,140
Service cost		1,422		1,702
Interest cost		275		348
Divestiture/acquisition		—		—
Actuarial (gain)/loss		521		2,568
Benefits paid		—		—

Projected benefit obligation at the end of the year	Rs.	18,311	Rs.	22,758

	Quarter ended		Quarter ended
	June 30, 2004		June 30, 2005

Change in plan assets
Fair value of plan assets at the beginning of the year	Rs.	4,436	Rs.	4,716
Actual return on plan assets		65		(259)
Employer contributions		—		—
Acquisition		—		—
Benefits paid from plan assets		—		—

Fair value of plan assets at the end of the year	Rs.	4,501	Rs.	4,457

Funded status of the plans	Rs.	13,810	Rs.	18,301
Unrecognized transition obligation (asset)		—		—
Unrecognized prior service cost (benefit)		—		—
Unrecognized net actuarial (gain)/loss		2,423		3,613

Accrued benefit cost	Rs.	16,233	Rs.	21,914

	Quarter ended		Quarter ended
	June 30, 2004		June 30, 2005

The components of net gratuity costs are reflected below:
Service cost	Rs.	1,422	Rs.	1,702
Interest cost		275		348
Expected returns on plan assets		(136)		(135)
Amortization		—		—
Recognized net actuarial (gain)/ loss		(32)		(122)

Net gratuity costs	Rs.	1,529	Rs.	1,793

	Quarter ended	Quarter ended
	June 30, 2004	June 30, 2005

Principal actuarial assumptions:
Discount rate	7.00%	8.00%
Long-term rate of compensation increase	6.00%	6.00%
Rate of return on plan assets	6.00%	6.00%
The Company estimates the long term return on plan assets at 7.5% based on the average long term rate of return expected to prevail over the next 15 to 20 years on the type of investments held with LIC.

The Company’s best estimate of contributions expected to be paid to the plan during the year 2005-2006 amounts to Rs.10,000. Further, the benefits expected to be paid in each of the next five fiscal years, and in the aggregate for the five fiscal years thereafter are:

For the year ending March 31,
2006	Rs.	1,675
2007		1,956
2008		2,801
2009		3,961
2010		5,733
2011—2015		36,357
7.	Deferred revenue:
Deferred revenue includes the following amounts of unearned income:
•	for the Company’s corporate network/data services division, revenue relating to the connectivity/hosting charges and from provision of digital certificates;

•	for the Company’s Internet access services and online portal services divisions, revenue relating to the Internet access charges and the advertisement charges respectively; and

•	for the Company’s other services division, revenue relating to development of e-learning software.

The components of deferred revenue for these segments are:

	As at
	March 31, 2005		June 30, 2005

Corporate network/Data services	Rs.	234,496	Rs.	317,507
Internet access services		161,765		145,874
Online portal services		1,073		943
Other services		11,910		15,366

Total	Rs.	409,244	Rs.	479,690

8.	Advertising costs
Advertising costs incurred during the quarter have been expensed. The total amount of advertising costs expensed during the quarters ended June 30, 2004 and 2005 was Rs.2,121 and Rs.7,183, respectively.
9.	Products and services
Breakup of revenues and cost of revenues against products and services are as follows:

	Quarter ended June 30,
	2004		2005
Revenue
Services revenue	Rs.	637,150	Rs.	865,221
Initial franchisee fee		19,925		22,713
Installation services revenue		44,995		62,660

		702,070		950,594
Products revenue		75,767		70,681

	Rs.	777,837	Rs.	1,021,275

Cost of revenues (excluding depreciation and amortization)
Products	Rs.	67,383	Rs.	61,881
Services		363,861		513,741
Annual fee on IP VPN revenue		—		6,353

	Rs.	431,244	Rs.	581,975

10.	IP VPN services
In December 2004, the Government of India (GOI) issued guidelines for permission to offer Virtual Private Network (VPN) services by Internet Service Providers (ISPs). Consequently, the Company applied for the permission and the GOI issued a Letter of Intent (LOI) to the Company on December 30, 2004 for amendment of the existing ISP license to include provision of VPN services. In January 2005, the Company paid Rs.100,000 as a one time entry fee and submitted a financial bank guarantee of Rs.10,000 as required by the LOI. The one time entry fee of Rs.100,000 is evenly amortized over the estimated life of the license of 15 years.

On January 11, 2005, the GOI issued provisional permission to the Company to offer VPN service in accordance with the new guidelines. Final permission to offer VPN service shall be effective only after the Company signs the amendment to the license agreement. However the provisional permission does not carry any terms and conditions relating to the license.

The Indian Department of Telecommunications, or DOT, also requires the ISP licensees to pay an annual fee of 8% of the adjusted gross revenues generated under the ISP license. To date, the DOT has not issued any guidelines or procedures for implementing this decision. However, it is the Company’s understanding that the license fee provisions will become effective only after amendments to the license. The Company believes that this will not have any effect on Sify’s net earnings/losses for periods prior to January 11, 2005. The Internet Service Providers Association of India (ISPAI) has been contesting the DOT decision with Telecom Disputes Settlement and Appellate Tribunal (TDSAT). In a decision dated May 3, 2005, TDSAT has asked the DOT to determine the final quantum of license fee and annual fees after receiving recommendations from Telecom Regulatory Authority of India (TRAI) as is required under the procedures established by law for new licenses. TRAI is yet to give its final recommendation. The Company has provided for Rs.6,353 for the quarter ended June 30, 2005 and Rs.5,611 for the period January 11, 2005 to March 31, 2005 towards 8% annual fee on VPN revenue.

11.	Segment reporting
SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas and major customers. The Company’s operations predominantly relate to connectivity to enterprises and providing Internet access to retail subscribers (both home access and public access). The Company also operates a few portals, “Sify.com,” “Samachar.com” and “SifyMax.in,” that provide a variety of India-related content to audiences both in India and abroad, and which generates revenue from advertisements and other value-added services.

The primary operating segments of the Company are:
•	Corporate network/data services, which provides Internet, connectivity, security and consulting, hosting and managed service solutions;

•	Retail Internet access services, from homes and through cybercafés;

•	Online portal services and content offerings; and

•	Other services such as development of e-learning software.
The chief operating decision maker (CODM) evaluates the Company’s performance and allocates resources to various strategic business units that are identified based on the products and services that they offer and on the basis of the market served. The measure of loss reviewed by the CODM was “Earnings/loss before interest, taxes, depreciation and amortization.” Prior to fiscal 2001, the CODM reviewed segment information relating to revenues only.

Revenue in relation to segments is categorized based on items that are individually identifiable to that segment. Bandwidth costs, which form a significant part of the total expenses, are allocated primarily between the corporate network/data services and Internet access services businesses as follows:

International bandwidth refers to bandwidth that is required for access to sites and offices outside the country. For all these businesses, bandwidth is allocated based on actual utilization captured by monitoring traffic per IP pool assigned at the egress points. The Company has packet shapers in the main locations to monitor bandwidth use by each of the above categories of users. This information is used in determining norms like bandwidth per port and bandwidth per PC. The actual utilization are cross validated against assumptions/norms for each business.

National bandwidth refers to the inter-city link bandwidth implemented within the country. Inter-city link bandwidth was allocated based on the number of subscribers or iway cybercafés at “non gateway” points and the bandwidth sold to and used by business enterprises (determined using packet shapers). However, in order to strengthen its corporate business, the Company enhanced its national backbone to carry Internet traffic to the international fibre gateways, shifting from hybrid satellite and fibre gateways to fibre only gateways for international bandwidth. National bandwidth costs are now allocated based on international bandwidth allocation ratios because most of the traffic carried on the national backbone is directed towards the international gateways. The Company believes that the resulting allocations are reasonable.

Last mile costs related to dial-up access (E1/R2 costs) and spectrum fees for wireless connectivity that can be directly identified to businesses are allocated directly. Certain expenses, such as depreciation, technology, and administrative overheads, which form a significant component of total expenses, are not allocable to specific segments as the underlying services are used interchangeably. Management believes that it is not practical to provide segment disclosure of these expenses and, accordingly, they are separately disclosed as “unallocated” and adjusted only against the total income of the Company.

A significant part of the fixed assets used in the Company’s business are not identifiable to any of the reportable segments and can be used interchangeably between segments. Management believes that it is not practicable to provide segment disclosures relating to total assets since a meaningful segregation of the available data is onerous. The Company’s operating segment information for the quarters ended June 30, 2004 and 2005 is presented below:

Quarter ended June 30, 2004
	Corporate
	Network/Data		Internet Access		Online Portal
	Services		Services		Services		Other Services		Total

Revenues	Rs.	438,077	Rs.	291,804	Rs.	21,826	Rs.	26,130	Rs.	777,837
Operating expenses		(286,122)		(288,700)		(23,402)		(14,849)		(613,073)
Equity in losses of affiliates						12,035				12,035
Minority interest

Segment operating income/(loss)	Rs.	151,955	Rs.	3,104	Rs.	10,459	Rs.	11,281	Rs.	176,799
Unallocated corporate expenses										(142,773)
Foreign exchange gain/(loss)										33,248
Other income/(expense), net										318
Depreciation and amortization										(134,986)
Interest income, net										12,655
Income taxes										—

Net loss									Rs.	(54,739)

Quarter ended June 30, 2005
	Corporate
	Network/Data		Internet Access		Online Portal
	Services		Services		Services		Other Services		Total

Revenues	Rs.	550,639	Rs.	413,337	Rs.	33,603	Rs.	23,696	Rs.	1,021,275
Operating expenses		(335,863)		(428,480)		(38,237)		(32,773)		(835,353)
Equity in profits of affiliates						10,882				10,882
Minority interest

Segment operating income/(loss)	Rs.	214,776	Rs.	(15,143)	Rs.	6,248	Rs.	(9,077)	Rs.	196,804
Unallocated corporate expenses										(187,913)
Foreign exchange gain/(loss), net										(220)
Other income/(expense), net										3,161
Depreciation and amortization										(123,007)
Interest income, net										13,026

Net loss									Rs.	(98,149)

12.	Leases
The Company’s leasing arrangement consist of leasing various types of routers, modems and other equipment for setting up virtual private network and providing bandwidth to its customers in corporate connectivity business. The leases are classified as sales-type leases and expire after a period of three years.

The following lists the components of the net investment in sales-type leases as of June 30, 2005:

Minimum lease payments receivable	Rs.	31,177
Less: Unearned income	Rs.	2,513
Net investment in sales-type leases	Rs.	28,664
The minimum lease payments for each of the fiscal years are as follows:

For the year ending March 31,
2006	11,44511

2007	11,574

2008	10,592

2009	331

The Company’s leasing operations include sales-type leases with Satyam Computer Services Limited, a related party, for leasing networking equipment over a period of 3 years with an annual minimum lease payment of Rs.300. There were no such sale-type lease transactions for the quarter ended June 30, 2004.
13.	Legal proceedings
The Company and certain of its officers and directors are named as defendants in a securities class action lawsuit filed in the United States District Court for the Southern District of New York. This action, which is captioned In re Satyam Infoway Ltd. Initial Public Offering Securities Litigation, also names several of the underwriters involved in Sify’s initial public offering of American Depositary Shares as defendants. This class action is brought on behalf of a purported class of purchasers of Sify’s ADSs from the time of Sify’s Initial Public Offering (IPO) in October 1999 through December 2000. The central allegation in this action is that the underwriters in Sify’s IPO solicited and received undisclosed commissions from, and entered into undisclosed arrangements with, certain investors who purchased Sify’s ADSs in the IPO and the aftermarket. The complaint also alleges that Sify violated the United States federal securities laws by failing to disclose in the IPO prospectus that the underwriters had engaged in these allegedly undisclosed arrangements. More than 300 issuers have been named in similar lawsuits.

In July 2002, an omnibus motion to dismiss all complaints against issuers and individual defendants affiliated with issuers was filed by the entire group of issuer defendants in these similar actions. In October 2002, the cases against the Company’s executive officers who were named as defendants in this action were dismissed without prejudice. In February 2003, the court in this action issued its decision on defendants’ omnibus motion to dismiss. This decision denied the motion to dismiss the Section 11 claim as to the Company and virtually all of the other issuer defendants. The decision also denied the motion to dismiss the Section 10(b) claim as to numerous issuer defendants, including the Company. On June 26, 2003, the plaintiffs in the consolidated IPO class action lawsuits currently pending against Sify and over 300 other issuers who went public between 1998 and 2000, announced a proposed settlement with Sify and the other issuer defendants. The proposed settlement provides that the insurers of all settling issuers will guarantee that the plaintiffs recover $1 billion from non-settling defendants, including the investment banks who acted as underwriters in those offerings. In the event that the plaintiffs do not recover $1 billion, the insurers for the settling issuers will make up the difference.

The Company believes that it has sufficient insurance coverage to cover the maximum amount that it may be responsible for under the proposed settlement. Although the Federal District Court has preliminarily approved the settlement, it is possible that the Federal District Court may not finally approve the settlement in whole or part. The Company believes the maximum financial exposure under this settlement, in the event that the plaintiffs recover nothing from the non-settling defendants, is approximately U.S. $3.9 million, an amount which we believe is fully recoverable from the Company’s insurer.

The Company is party to additional legal actions arising in the ordinary course of business. Based on the available information, as at June 30, 2005 the Company believes that it has adequate legal defenses for these actions and that the ultimate outcome of these actions will not have a material adverse effect on the Company.
14.	Change in Accounting Estimate
During the quarter ended June 30, 2005, the Company assessed the actual use of the expected benefits of certain computers and servers as compared to previous estimations of the pattern of consumption. Based on its assessment and observations, the Company has revised the estimated life for these assets from 2 years to 5 years. In accordance with Accounting Principles Board Opinion 20, Accounting Changes, the revisions to the estimated life of these fixed assets are considered to be a change in the Accounting Estimate and, accordingly, are accounted for during the current quarter. The change in estimated life has resulted in a decrease in depreciation charge by Rs.10,693 and a decrease in net loss by Rs.10,693 for the quarter ended June 30, 2005. Consequently, the net loss per share for the quarter ended June 30, 2005 is lower by Rs.0.30.
15.	Recent Accounting Pronouncements
SFAS No. 123(R)

Recently, the Financial Accounting Standards Board issued FASB Statement No. 123 (revised 2004), Share Based Payment (SFAS No. 123R), requiring companies to change their accounting policies to record the fair value of stock options issued to employees as an expense. Currently, the Company does not deduct the expense of employee stock option grants from its income statement based on the fair value method as the Company had adopted the pro forma disclosure provisions of SFAS No. 123. The Company is required to adopt SFAS No. 123R on April 1, 2006. The unamortized stock compensation expense as of June 30, 2005 determined under the fair value method is approximately Rs.5,532 ($127). The Company is evaluating the impact of the standard on the existing grants of employee stock options and future grants, if any.

SFAS No. 154

In June 2005, the FASB issued Statement No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3. The Statement applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. Statement 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. Statement 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Statement does not change the transition provisions of any existing accounting pronouncements, including those that are in a transition phase as of the effective date of this Statement. The Company is evaluating the impact of Statement No. 154.
16.	Reclassifications
Certain prior period/year amounts have been reclassified to conform to the current year’s presentation.
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.
     The following discussion of the financial condition and results of operations of our company should be read in conjunction with the unaudited condensed consolidated financial statements and the related notes included elsewhere in this report and the audited financial statements and the related notes contained in our Annual Report on Form 20-F for the fiscal year ended March 31, 2005. This discussion contains forward-looking statements that involve risks and uncertainties. For additional information regarding these risks and uncertainties, please see the section in this report captioned “Risk Factors.”
Overview
     Our company, Sify Limited (formerly known as Satyam Infoway Limited), was organized as a limited liability company under the laws of the Republic of India pursuant to the provisions of the Companies Act on December 12, 1995. Until December 2002, we were a majority-owned subsidiary of Satyam Computer Services, a leading Indian information technology services company traded on the New York Stock Exchange and the principal Indian stock exchanges. Our company was formed as a separate business unit of Satyam Computer Services to develop and offer connectivity-based corporate services allowing businesses in India to exchange information, communicate and transact business electronically. We conduct substantially all of our business in India. Our subsidiaries include Safescrypt Limited, IndiaWorld Communications Limited, Sify International Inc. and Sify Networks Private Limited. The address of our principal executive office is Tidel Park, 2nd Floor, No. 4, Canal Bank Road, Taramani, Chennai 600 113 India, and our telephone number is (91) 44-2254-0770.
     From December 1995 through 1997, we focused on the development and testing of our private data network. In 1997, we began forming strategic partnerships with a number of leading technology and electronic commerce companies, including UUNet Technologies, in order to broaden our service offerings to our corporate customers. In March 1998, we obtained network certification for conformity with Indian and international network operating standards from the Technical Evaluation Committee of India. In April 1998, we began offering private network services to businesses in India. Our initial services included electronic data interchange, e-mail and other messaging services, virtual private networks and related customer support.
     In October 1998, we initiated our online content offerings with two websites: carnaticmusic.com and indiaupdate.com. We also began development of www.sify.com, our online portal, and other related content sites for personal finance, movies and automobiles with the goal of offering a comprehensive suite of websites offering content specifically tailored to Indian interests worldwide.
     On November 6, 1998, the Indian government opened the Internet service provider market place to private competition. Capitalizing on our existing private data network, we launched our Internet service provider business, SifyOnline (formerly known as SatyamOnline), on November 22, 1998 and became the first private national Internet service provider in India. We began offering SifyOnline Internet access and related services to India’s consumer market as a complement to the network services offered to our business customers. Our SifyOnline service was the first in India to offer ready-to-use CD-ROMs enabling online registration and immediate usage.
     In March 2000, we launched our network of public Internet cafés called iways to cater to the needs of Indians who do not have access to the Internet. In September 2000, we commenced our hosting services from our Tier-I data center at Vashi, Mumbai to provide colocation and managed services to our clients. In June 2001, we obtained permission to provide wireless connectivity on the 5.7 GHz spectrum from the Wireless Planning Commission. This enabled us to convert all our iways from ISDN connectivity on the last mile to wireless connectivity. This technology also enabled us to commence our high-speed/broadband access to homes, which began in March 2003. To enable quicker access to homes, we developed a model of partnering with Cable Television Operators, or CTOs, that already interface with households for providing cable television facilities to millions of households in India.
     In April 2002, ISP’s were permitted to provide restricted Internet telephony limited to outbound calls to International destinations and PC-to-PC calls in India. We started providing this service through our network of cybercafés, and later on through Internet telephony booths located in large commercial areas and corporate office complexes across major cities in India.
     From the time we launched our corporate services in 1997, we have constantly upgraded our technology to provide data services to corporate clients. We were the first Internet service provider in India to make our entire network IP-based and subsequently Multi Protocol Label Switching (MPLS)-enabled, which permitted us to continue to grow our corporate customer base. As of March 31, 2005, we provide data connectivity services to more than 1,000 corporate clients in industries ranging from information technology, manufacturing, banking and financial services industry, pharmaceuticals, retail distribution and the government.
     Initial Public Offering and Subsequent Financing Transactions
     In October 1999, we completed our initial public offering on the Nasdaq National Market and issued 4,801,250 ADSs at a price of $18.00 per ADS. We received approximately $79.2 million, net of underwriting discounts, commissions and other offering costs. In connection with our initial public offering, we received the benefit of exemptions from the Nasdaq corporate governance rules relating to shareholder meeting quorum, solicitation of proxies and shareholder approval for issue of shares other than in a public offering under Nasdaq Rules 4350(f), 4350(g) and 4350(i)(1)(D), respectively.
     In February 2000, we completed a secondary offering and issued 467,175 ADSs at a price of $320.00 per ADS. We received approximately $141.2 million, net of underwriting discounts, commissions and other costs.
     In October 2002, we agreed to sell an aggregate of 7,558,140 ADSs to SAIF Investment Company Limited (SAIF) for consideration of $13.0 million and to sell an aggregate of 2,034,884 equity shares to VentureTech Solutions Private Limited (VentureTech) for consideration of $3.5 million. This transaction was approved by our shareholders at our Extraordinary General Meeting held on December 9, 2002. In December 2002, we completed the sale of the ADSs to SAIF and the sale of 2,034,883 equity shares to VentureTech. In April 2003, we sold an additional 1,017,442 equity shares to VentureTech. In July 2003, we sold an additional 1,017,441 ADSs to an affiliate of Venture Tech.
     In connection with this financing, the parties entered into an Investor Rights Agreement, dated October 7, 2002, by and among Sify, Satyam, SAIF and Venture Tech, providing for, among other things, a Board of Directors comprised of nine directors to be nominated as follows: SAIF—two nominees; VentureTech—two nominees; Satyam Computer Services—two nominees; South Asia Regional Fund (“SARF”) – one nominee; one independent nominee; and one nominee who shall be the Managing Director of Sify. SAIF, Venture Tech and Satyam can nominate two directors as long as they hold more than 10% of the issued capital and one nominee as long as they hold over 5% of the issued share capital. In early 2004, SARF disposed of its entire shareholding and SAIF disposed of a portion of its shares in our company and in accordance with the stockholders agreement, the SARF nominee and one of the SAIF nominees resigned from the Board of Directors. The stockholders agreement has also granted the investors consent rights with respect to specified corporate transactions. Further, in accordance with the Termination and Amendment Agreement, effective April 19, 2005, executed by and among Sify, SAIF, Satyam Computer Services and Venture Tech, SAIF irrevocably terminated all of its rights and obligations pursuant to the Investor Rights Agreement. Consequently, Mr. Ravi C. Adusumalli, SAIF’s nominee, resigned from Sify’s Board of Directors effective April 19, 2005.
     Investment Strategy
     In evaluating investment opportunities, we consider important factors, such as strategic fit, competitive advantage and financial benefit, through a formal net present value evaluation. There is no significant difference in the analysis undertaken in connection with an investment in an affiliate compared to other uses of cash. Our investment strategy has not undergone major changes in the last four years.
     IndiaWorld Communications Limited
     In June 2000, we acquired IndiaWorld Communications, a private company organized under the laws of the Republic of India, through the payment of Rs.3,767.4 million in cash and issuance of 268,500 equity shares. In fiscal 2002, due to a general decline in market valuations for technology companies, we reassessed, in accordance with our accounting policy, the goodwill to be carried forward relating to this acquisition. As a result, we recorded a charge relating to the impairment of goodwill arising in connection with this acquisition in fiscal 2002.
     Sify Networks Private Limited (formerly E Alcatraz Consulting Private Limited)
     In March 2004, we acquired E Alcatraz Consulting Private Limited, a company engaged in the business of providing security services to corporate customers, for a consideration of Rs.32.6 million.

Revenues
     The primary operating segments of our company are:
•	corporate network/data services, which include private network services, messaging services, security services, remote management services and web hosting for businesses;

•	Internet access services;

•	online portal services and content offerings; and

•	other services, such as development of content for e-learning.
     Corporate network/data services
     Corporate network service revenues primarily include connectivity services and, to a lesser extent, the revenues from the sale of hardware and software purchased from third party vendors, installation of the link, and other ancillary services such as e-mail, fax and domain registration. Generally, these elements are sold as a package consisting of all or some of the elements. These multiple element arrangements are recognized as separable elements because each element constitutes a separate earnings process, each element has a fair value that is reliable, verifiable and objectively determinable, and the undelivered element is not essential to functionality of the delivered elements. In this arrangement involving delivery of multiple elements, in accordance with EITF Issue No. 00-21, Revenue Arrangements with Multiple Deliverables (EITF 00-21), the units of accounting are determined based on whether the delivered items have a value to the customer on a stand alone basis, whether there is objective and reliable evidence of fair value of the undelivered elements and if the arrangement includes a general right of return relative to the delivered item, whether delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the Company. The arrangement consideration is allocated to the units of accounting based on their fair values. Revenue on delivered items is recognized when the revenue recognition criteria applicable to that unit of accounting are met.
     The Company provides connectivity for a fixed period of time at a fixed rate regardless of usage. Connectivity is the last element that is provided in the case of a bundled contract. The connectivity charges are the same when sold alone or as part of a package. The revenue attributable to connectivity services is recognized ratably over the period of the contract. The hardware and software are standard products that are being freely traded in and purchased from the market, have standard specifications and are not otherwise customized for the specific needs of a customer. The software sold by the Company is off-the-shelf software, such as anti-virus utilities and firewalls. The fair value for the hardware and software is available from the market. The revenue attributable to hardware/software is recognized on delivery. Installation consists of commissioning of the last mile connectivity to the customer premises either through the Company’s wireless mode of broadband delivery or through the carrier exchange (primarily Bharat Sanchar Nigam Limited, or BSNL, a Government of India entity). However, once commissioned, this last mile connectivity can be used by the customer to access any other service provider. The installation normally takes 4-6 weeks. When the customer has such last mile connectivity, the Company does not charge any installation fee. The revenue attributable to the installation of the link is recognized on completion of the installation work. Revenue from ancillary services such as e-mail, fax and domain registration are recognized over the period such facilities are provided. All revenues are shown exclusive of sales tax and service tax and net of applicable discounts and allowances.
     Web hosting service revenues primarily include co-location services and connectivity services. On occasion, the Company also sells related hardware/software to its web hosting customers. At all times, such hardware and software belongs to the customer. This hardware and software is purchased from outside vendors and is freely traded in the market. The Company treats each element of the arrangement as a separate earnings process. The value of the hosting service is determined based on vendor specific objective evidence from similar services sold separately by the Company. When hardware and/or software is also included with hosting services and sold as a package the vendor specific objective evidence of the undelivered element is considered to arrive at the residual value of the delivered element. Revenue from hosting services is recognized over the period during which the service is provided.
     Internet access services
     Dial-up Internet access is sold to customers either for a specified number of hours or for an unlimited usage within a specified period of time. Customers purchase a CD that allows them to access the Internet. The amounts received from customers on the sale of these CDs are not refundable. Sify recognizes revenue from sale of CDs based on usage by the customer. At the end of the specified period, the remaining unutilized hours, if any, are recognized as revenue. Revenue from unlimited Internet access and electronic mail access is recognized ratably over the specified period.
     Public Internet access is provided to customers through a chain of franchisee operated cybercafé outlets and, to a lesser extent, Sify-owned cybercafés. Sify enters into an arrangement with franchisees that provides for the payment of an initial non-refundable franchisee fee in consideration for establishing the franchisee relationship and providing certain initial services.
     These initial services consist of a number of activities, including installing the broadband receiver equipment at the cybercafé and “connecting” it to one of Sify’s broadcasting towers, obtaining regulatory approvals for clearance of the site for wireless transmission at the allotted frequency range and other ancillary services.
     Initial franchisee fee revenue is recognized at the time of commencement of operations by the franchisee, in accordance with SFAS No. 45, Accounting for Franchisee Fee Revenue, because Sify believes that substantial performance for which these non-refundable payments are received is completed at the time of commencement of operations and no uncertainty exists with regard to the collection of such fees.
     Online portal services and content offerings
     Online portal services and content offerings revenues include advertising revenues from the various channels of our Internet portal, www.sify.com. We enter into contracts with customers to serve advertisements in the portal, and we are paid on the basis of impressions, click-throughs or leads. Revenues also accrue from commissions earned on products and services rendered through www.sifymall.com, and also from value-added services that are rendered using Sify’s mobile telephone short code, 4545.
     Other services
     Other services include revenue from e-learning. We develop and upload content for e-learning to facilitate web-based learning in various organizations. We provide e-learning services on a time-and-materials or on a fixed-price basis
     From time to time, we have experienced pricing pressure from our clients, which have affected our revenues and margins. For example, clients often expect that they will receive volume discounts as they do more business with us. Additionally, clients sometimes ask for fixed-price arrangements or reduced rates. We have been aggressive in the prices charged to our customers in both the retail broadband and corporate connectivity segments as we seek to grow these businesses, which we believe are in the nascent stage of growth in India.
     In Item 11 of the Notes to our unaudited condensed consolidated financial statements for the quarter ended June 30, 2005, we provided supplemental segment data, which provides separate revenue and operating income (loss) information for each of these business segments and is incorporated herein by reference.
Expenses
     Corporate network/data services
     Cost of revenues for the corporate network/data services division consists of telecommunications costs necessary to provide services, customer support costs, cost of goods in respect of communication hardware and security services sold and the cost of providing network operations. Telecommunications costs include the costs of international bandwidth procured from VSNL and satellite gateway providers and are required for access to the Internet, providing local telephone lines to our points of presence, the costs of using third-party networks pursuant to service agreements, leased line costs and costs towards spectrum fees payable to the Wireless Planning Commission (WPC) for provision of spectrum in the 5.7 GHz range to enable connectivity to be provided on the wireless mode for the last mile. In addition, the Government of India has recently imposed an annual license fee of 8% of the adjusted gross revenue generated from the provision of IPV PN services under our ISP license. Depreciation of plant and equipment has not been included in the cost of revenues since a significant part of the fixed assets are not directly identifiable.
     Internet access services
     Cost of revenues for the Internet access services division consists primarily of recurring telecommunications costs necessary to provide service to subscribers, direct costs paid to franchisees for running the iways and to cable television operators for providing Internet services through cable to customers. Another recurring cost included in cost of revenues is the personnel and related operating expenses associated with customer support and network operations.
     Online portal services and content offerings
     Cost of revenues for the online portal and content offerings division includes the cost of procuring and managing content for the websites and cost of ringtones downloaded by using Sify’s mobile telephone short code, 4545.
     Other Services
     Cost of revenues for the eLearning division include the cost of direct manpower that is involved in the design and uploading of content for facilitating web-based learning.
Selling, General and Administrative Expenses
     Selling, general and administrative expenses consists of salaries and commissions for sales and marketing personnel, salaries and related costs for executive, financial and administrative personnel, sales, marketing, advertising and other brand building costs, travel costs, and occupancy and overhead costs.
     We have an Associate Stock Option Plan, which we refer to as our Employee Stock Option Plan, or ASOP. A total of approximately 1.8 million equity shares are reserved for issuance under our ASOP. As of June 30, 2005, we had an aggregate of 764,903 options (net of 864,082 options expired or forfeited by employees and 550,195 options exercised for equity shares) outstanding under our ASOP with a weighted-average exercise price equal to approximately Rs.177.62 per equity share. The unamortized deferred compensation related to these grants amounted to Rs.2.3 million ($0.05 million) as of June 30, 2005.

     We depreciate our tangible assets on a straight-line basis over the useful life of assets, ranging from two to five years and, in the case of buildings, 28 years.
     We assess for impairment of long-lived assets under SFAS No. 144, Impairment and disposal of long-lived assets. The carrying values of long-lived assets are compared with the adjusted estimated future cash flows at the identifiable business segment level. If the sum of such undiscounted cash flows is less than the aggregate carrying amount, the asset is not recoverable and the impairment loss is recognized.
     In addition to our operations and those of our consolidated subsidiaries, our financial statements include our pro rata share of the financial results of Refco-Sify, a company in which we have a significant, non-controlling minority interest. This investment is accounted for under the equity method of accounting.
     Since our inception, we have incurred net losses. Our ability to generate positive cash flow from operations and achieve profitability is dependent on our ability to continue to grow our revenues base and achieve further operating efficiencies.
     For fiscal 1999 through 2003, we incurred negative cash flow from continuing operations of approximately Rs.172.1 million, Rs.596.9 million, Rs.1,133.4 million, Rs.775.7 million and Rs.238.3 million, respectively. During fiscal 2004 and 2005, we generated cash from operating activities of Rs.274.0 million and Rs.451.0 million, respectively. For fiscal 2000 through 2005 and the quarter ended June 30, 2005, we incurred net losses of approximately Rs.381.9 million, Rs.2,509.0 million, Rs.7,202.5 million, Rs.1,329.4 million, Rs.371.3 million, Rs.307.6 million and Rs.98.1 million ($2.3 million), respectively. As of June 30, 2005, we had an accumulated deficit of approximately Rs.12,513.7 million ($287.6 million).
Recent Accounting Pronouncements
     In Item 15 of the Notes to our unaudited condensed consolidated financial statements for the quarter ended June 30, 2005, we have furnished details of recent accounting pronouncements under SFAS No.123(R) and 154 issued by the Financial Accounting Standards Board. This information is incorporated herein by reference.
Results of Operations
Quarter ended June 30, 2005 compared to quarter ended June 30, 2004
     Revenues. We recognized Rs.1,021.3 million ($23.5 million) in revenues for the quarter ended June 30, 2005, as compared to Rs.777.8 million for the quarter ended June 30, 2004, representing an increase of Rs.243.5 million, or 31.3%.
     The revenues generated by our corporate network/data services businesses increased by Rs.112.6 million, or 25.7%, over the same period in the previous year. The increase is attributable to increases in connectivity revenues of Rs.106.7 million, installation revenues of Rs.18.9 million and security consultancy revenues of Rs.7.4 million, partially offset by a decrease in hardware and software sales of Rs.20.4 million. The corporate network/data services businesses successfully obtained a significant number of new orders and a large number of incremental orders from customers with operations throughout India for providing IP VPN and Internet connectivity. We currently have more than 1,000 corporate customers of our connectivity services. Sale of hardware includes Rs.1.9 million revenue recognized against sales-type leases. We are not focused on such sales-type lease transactions.
     The increase in consumer Internet access revenues was Rs.121.5 million, or 41.7%, over the same period of the previous year. The increase was as a result of an increase in public Internet access revenues by Rs.37.1 million, or 30.3%, increased revenues from voice-over-IP services of Rs.23.4 million, or 53.7%, increased revenues from home based broadband subscribers of Rs.58.8 million and an increase of Rs.19.0 million from the sale of hardware. These increases were partially offset by a decrease of Rs.20.6 million in the revenues from the dial-up business. The franchise fees recognized for the quarter ended June 30, 2005 were at Rs.23.8 million, compared with Rs.19.9 million for the quarter ended June 30, 2004. During the quarter, the number of cybercafés increased from 2,471 to 2,708, compared to 1,875 as of June 30, 2004. We experienced a more than a 100% increase in the number of VoIP calls made from our cybercafés during the quarter, which we believe was due in part to our competitive pricing. Our dial-up business continued to decline with a decrease in the number of subscribers as well as the usage minutes. Bundling of services offered by the public sector telephone companies resulted in a marked decline in the market share of private ISPs in the dial-up market segment.
     Our online portal and content offerings division accounted for Rs.33.6 million of revenues for the quarter ended June 30, 2005, as compared to Rs.21.8 million for the quarter ended June 30, 2004, representing an increase of Rs.11.8 million, or 54.1%. This increase was primarily on account of increase in value-added services, like downloadable ringtones and mobile content. While advertising revenues still constitute the significant part of our portal revenues, they grew by only 15%.
     Revenues from our other businesses decreased by Rs.2.4 million, or 9.3%. During the course of the last few quarters, we have added new customers to our e-learning division, and revenues from these customers increased by Rs. 7.6 million. However, these revenues were offset by the loss of revenues from Element K, which was the largest customer of our e-learning division in the same period of the previous year.
     Cost of Revenues. Cost of revenues was Rs.582.0 million ($13.4 million) for the quarter ended June 30, 2005, compared to Rs.431.2 million for the quarter ended June 30, 2004, representing an increase of Rs.150.8 million, or 35.0%. This increase was due to a

Rs.41.2 million in cost of revenues attributable to an increase in direct expenses paid to franchisees and Cable Television Operators, or CTOs, for providing broadband delivery through cable, a Rs.35.7 million increase in personnel expenses, a Rs.55.2 million increase in lease line expenses, a Rs.17.5 million increase in other expenses and a Rs.1.1 million increase in cost of goods sold. Cost of good sold includes Rs.6.4 million towards annual license fee payable towards the revenue earned on VPN Services we provided.
     Selling, general and administrative expenses. Selling, general and administrative expenses were Rs.425.1 million ($9.8 million) for the quarter ended June 30, 2005, compared to Rs.311.6 million for the quarter ended June 30, 2004, representing an increase of Rs.113.5, million, or 36.4%. This increase was due to an increase of Rs.53.5 million in administration and other expenses, Rs.35.9 million in personnel expenses due to increased staffing and salary increase and Rs.24.1 million in marketing and promotion expenses.
     Provision for doubtful receivables and advances. Provision for doubtful receivables and advances was Rs.16.2 million ($0.4 million) for the quarter ended June 30, 2005, compared to Rs.13.1 million for the quarter ended June 30, 2004, representing an increase of Rs.3.1 million, or 24.3%. We have taken measures to tighten credit control, which have improved collections and reduced receivables. These measures also had the effect of increasing the provisions required to cover doubtful receivables, which resulted in the above mentioned increase over the same period of the previous year.
     Depreciation. Depreciation for the quarter ended June 30, 2005 was Rs.109.6 million ($2.5 million), as compared to Rs.119.7 million for the quarter ended June 30, 2004, representing a decrease of Rs.10.1 million, or 8.4%. This decrease is mainly due to the change in the estimated life of certain computers and servers from 2 years to 5 years during the quarter ended June 30, 2005.
     Amortization of intangible assets. Amortization of intangible assets was Rs.12.2 million ($0.3 million) for the quarter ended June 30, 2005, compared to Rs.11.7 million for the quarter ended June 30, 2004, representing an increase of Rs.0.5 million, or 4.8%.
     Amortization of deferred stock compensation expenses. Amortization of deferred stock compensation expenses was Rs.1.2 million ($0.03 million) for the quarter ended June 30, 2005, compared to Rs.3.7 million for the quarter ended June 30, 2004, representing a decrease of Rs.2.5 million, or 68.4%. The decrease was due to a major portion of outstanding stock option grants being fully amortized by March 31, 2005.
     Foreign exchange gain/loss. Foreign exchange loss for the quarter ended June 30, 2005 was Rs.0.2 million ($0.01 million), compared to a foreign exchange gain of Rs.33.3 million for the quarter ended June 30, 2004, representing a decrease of Rs.33.5 million. During the quarter ended June 30, 2004, the dollar appreciated from Rs.43.40 to Rs.45.99, which impacted the value of our US Dollar denominated deposits and resulted in a foreign exchange gain, whereas during the quarter ended June 30, 2005, the Rupee was stable against the dollar, appreciating from Rs.43.62 as of March 31, 2005 to Rs.43.51 as of June 30, 2005.
     Other income (net). Other income was Rs.16.2 million ($0.4 million) for the quarter ended June 30, 2005, compared to Rs.13.0 million for the quarter ended June 30, 2004, representing an increase of Rs.3.2 million, or 24.8%. This was primarily on account of higher Interest incomes received on our deposits placed with banks, both in India and abroad, and also due to the fact that we converted some US Dollar deposits to Indian rupees during the course of the last year, which deposits earned a higher rate of interest in India.
     Equity in profit of affiliates. Equity in the profit of affiliates was Rs.10.9 million ($0.3 million) for the quarter ended June 30, 2005, compared to Rs.12.0 million for the quarter ended June 30, 2004, representing a decrease of Rs.1.1 million, or 9.2%. During the quarter ended March 31, 2005, Refco-Sify completed a rights issue, in which we chose not to participate. As a result, our equity ownership in Refco-Sify has been reduced from 40% to 30%, effective March 15, 2005. Consequently, although Refco-Sify earned a profit of Rs.36.3 million for the quarter ended June 30, 2005, as compared to Rs.30.1 million for the quarter ended June 30, 2004, our proportionate share of the profit was lower. Our share of Refco-Sify’s profit for the quarter ended June 30, 2005 was Rs.10.9 million based on our 30% ownership interest, compared to Rs.12.0 million for the quarter ended June 30, 2004 based on our then 40% ownership interest.
     Net Loss. Our net loss was Rs.98.2 million ($2.3 million) for the quarter ended June 30, 2005, compared to a net loss of Rs.54.7 million for the quarter ended June 30, 2004.

Liquidity and Capital Resources
     The following table summarizes our statements of cash flows for the periods presented:

	Fiscal year ended						For the quarter ended
	March 31,						June 30,
	2003		2004		2005		2005		2005
	(in thousands)
Net loss from continuing operations	Rs.	(1,329,388)	Rs.	(371,284)	Rs.	(307,576)	Rs.	(98,149)	$(2,256)
Net decrease/(increase) in working capital		52,320		52,199		202,293		105,399	2,422
Other adjustments for non-cash items		1,038,795		593,070		556,235		130,953	3,010
Net cash provided by/(used in) operating activities		(238,273)		273,985		450,952		138,203	3,176
Net cash provided by/(used in) investing activities		(273,674)		11,327		(523,504)		(170,074)	(3,909)
Net cash provided by/(used in) financing activities		758,777		189,958		69,182		(1,702)	(39)
Effect of exchange rate changes on cash		(7,345)		(47,063)		1,479		(750)	(17)
Net increase/(decrease) in cash and cash equivalents		239,485		428,207		(1,891)		(34,323)	(789)
     We intend to continue to focus on the reduction of our cash burn and generating cash surplus in fiscal 2006. Nonetheless, we expect to incur continued losses in the near future. Based upon our present business and funding plans, we believe that our cash and cash equivalents of Rs.1,289.6 million ($29.6 million) as of June 30, 2005, excluding restricted cash included in current assets of Rs.24.5 million ($0.6 million) and restricted cash included in non-current assets of Rs.7.3 million ($0.2 million), is sufficient to meet our currently known requirements at least over the next twelve months. In light of the highly dynamic nature of our business, however, we cannot assure you that our capital requirements and sources will not change significantly in the future.
     Cash balances held in foreign currency were Rs.551.0 million, Rs.557.7 million, Rs.293.2 million and Rs.296.7 million as of March 31, 2003, 2004, 2005 and June 30, 2005, respectively. Cash balances held in Indian currency were Rs.521.2 million, Rs.881.8 million, Rs.1,062.9 million and Rs.1,024.6 million as of March 31, 2003, 2004, 2005 and June 30, 2005, respectively. These amounts include cash and cash equivalents and restricted cash.
     Foreign exchange loss during the quarter ended June 30, 2005 was Rs.0.2 million, compared to a foreign exchange gain during the quarter ended June 30, 2004 of Rs.33.2 million. This foreign exchange gain/loss is on account of cash held in foreign currency impacted by appreciation or depreciation of the U.S. Dollar against the Indian Rupee.
     Cash provided by operating activities for the quarter ended June 30, 2005 was Rs.138.2 million ($3.2 million), representing cash provided by operations of Rs.32.8 million ($0.8 million) and a decrease in working capital of Rs.105.4 million ($2.4 million) due to a decrease in prepaid expenses of Rs.3.4 million and increases in trade accounts payable of Rs.159.3 million, deferred revenue of Rs.70.5 million and advances from customers of Rs.64.3 million, decreases in other assets of Rs.12.1 million, investment in leases of Rs.0.5 million, offset by increases in amount due from related parties of Rs.62.3 million, inventories of Rs.43.8 million, accounts receivable of Rs.89.4 million and a decrease in other liabilities of Rs.7.2 million.
     Cash used by investing activities for the quarter ended June 30, 2005 was Rs.170.1 million ($3.9 million) and principally consisted of purchase of routers, modems, ports, servers and other capital equipment in connection with the expansion of our network of Rs.170.9 million ($3.9 million), offset by proceeds from sale of property, plant and equipment of Rs.0.3 million ($0.01 million) and decrease in restricted cash of Rs.0.5 million ($0.01 million).
     Cash used in financing activities for the quarter ended June 30, 2005 was Rs.1.7 million ($0.04 million) represented by principal payment under capital lease obligations.
     We incurred Rs.342.6 million and Rs.533.2 million for capital expenditure for the fiscal years ended March 31, 2004 and 2005, respectively. Capital expenditure for the quarter ended June 30, 2005 were Rs.170.9 million.
     Although we have 126 points of presence in India, a need for expansion into smaller towns could arise as our corporate and data network services and broadband businesses grow. There are a number of ISPs and data/network service providers exiting the business and, depending on pricing and other terms, we may acquire one or more of these third parties. We will need to invest in technologies to increase the speed of the backbone and edge networks. We will also have to invest in wireless and wire line methods of last mile Internet access delivery. We may also add an owned access capability in the United States.

     In the ordinary course of our business, we regularly engage in discussions and negotiations relating to potential investments, strategic partnerships, acquisitions and other strategic transactions. We will continue to be aggressive in our efforts to identify one or more investment or acquisition opportunities.
Income Tax Matters
     For the year ended March 31, 2005, the end of our most recently completed fiscal year, we had a net tax loss carry forward of approximately Rs.4,475 million ($102.9 million), which is comprised of unabsorbed depreciation of Rs.2,390 million ($55.0 million) and business loss of Rs.2,085 million ($47.9 million).
     For fiscal 2005, the basic rate of corporate tax and surcharge were at 35% and 2.5% respectively, the education cess was 2% on the total tax, resulting in an effective tax rate of 36.6%. For fiscal 2006, the basic rate, surcharge and education cess are 30%, 10% and 2%, respectively, resulting in an effective tax rate of 33.7%.
     Under the Indian Income Tax Act, income tax is payable on the total income as computed under the Income Tax Act in respect of the previous year (fiscal year) relevant to the assessment year. Where the tax payable on the total income is less than 7.5% (excluding surcharges) of the book profit (profit computed as per the provisions of the Indian Companies Act), the book profit after adjusting for accumulated losses or carried forward depreciation (which ever is lower) shall be deemed to be the total income of the assessee, and the tax payable by the assesse on such total income shall be the amount of income tax at the rate of 7.5% (excluding surcharges).
     Under the current Indian Income Tax Act, we will be liable for payment of income tax only after we utilize the unabsorbed business loss of Rs.2,085 million ($47.9 million) (lower of carry forward depreciation or business loss). We cannot assure you that the current income tax rate will remain unchanged in the future. We also cannot assure you that the surcharge will be in effect for a limited period of time or that additional surcharges will not be levied by the Government of India.
     The Finance Act, 2005 has introduced income tax on fringe benefits which is in addition to the income tax charged under the Income Tax Act, 1961. Fringe benefits tax (“FBT”) is payable by every employer in respect of fringe benefits provided or deemed to have been provided by the employer to his employees during the year. An employer is required to pay FBT even if no tax is payable on the total income. We have incurred an expenditure of FBT of Rs.4.0 million ($0.1 million) for the quarter ended June 30, 2005.
Off Balance Sheet Arrangement
     None.
Commitments
     As of June 30, 2005, we had spent approximately Rs.2,294.41 million to develop and deploy our network infrastructure. As of June 30, 2005, our future contractual obligations and commercial commitments were as follows:

	Payments Due by Period			(Rs. Million)
Contractual		Less than 1			More than 5
Obligations	Total	year	1-3 years	3-5 years	years
Capital Lease Obligations	8.6	5.8	2.8	—	—
Total Contractual Obligations	8.6	5.8	2.8	—	—

	Amount of Commitment Expiration Per Period			(Rs. Million)
Other Commercial	Total Amounts	Less than 1			Over 5
Commitments	Committed	year	1-3 years	4-5 years	years
Standby Letters of Credit	142.8	142.8	—	—	—
Guarantees	104.6	32.1	72.3	0.2	—
Other Commercial Commitments	162.4	162.4	—	—	—
Total Commercial Commitments	359.8	287.3	72.3	0.2	—

Effects of Inflation
     India has experienced relatively high rates of inflation. The rates of inflation in India were approximately 7% to 8% for a major part of 2004. Since mid-November 2004, inflation in India is on a downward trend and has eased to 4.2% as of June 2005. However, inflation has not had a significant effect on our results of operations and financial condition to date.
Risk Factors
     Any investment in our ADSs involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained in the annual report for the year ended March 31, 2005, before you make an investment decision regarding our ADSs. If any of the following risks actually occurs, our company could be seriously harmed. In any such case, the market price of our ADSs could decline, and you may lose all or part of the money you paid to buy our ADSs.
Risks Related to Sify Limited
Although we commenced operation of our private data network business in April 1998, launched our Internet portal website in October 1998 and Internet service provider operations in November 1998, we have added a number of new lines of business in the last five years, including the operation and licensing of public Internet cafés, as well as the provision of broadband services, security services and managed network services. It is therefore difficult to evaluate our company based on our historical results of operations.
     We commenced operation of our private data network business in April 1998 and launched our Internet portal website in October 1998 and Internet service provider operations in November 1998. We commenced retail Internet services by offering dial-up services from homes in November 1998, and later began offering public Internet access through a network of cybercafés in March 2000. In June 2003, we launched our high-speed Internet access through a network of independent Cable Television Operators, or CTOs. The industry we operate in is still evolving and therefore comparable benchmarks are not readily available. As of March 2005, the Internet penetration in India was only 0.7% according to figures compiled from Telecom Regulatory Authority of India’s, or TRAI’s, Report on Performance of Telecom Industry, March 2005. Due to our relatively short operating history, it is difficult to evaluate our performance in comparison to companies in other, more mature industries. You must consider the risks and difficulties frequently encountered by companies in this stage of development, particularly companies in the new and rapidly evolving Internet service markets. These risks and difficulties include our ability to:
•	continue to develop and upgrade our technology;

•	maintain and develop strategic relationships with business partners;

•	offer compelling online services and content; and

•	promptly address the challenges faced by early stage companies, which do not have an experience or performance base to draw on.
     Not only is our operating history short, but we have determined to compete in three primary businesses that we believe are complementary. These three businesses are corporate network/data services, retail Internet access services and online portal and content offerings. In February 2002, we divested a fourth business (software services) to our former majority stockholder, Satyam Computer Services. We cannot assure you that we will successfully address the risks or difficulties described above. Failure to do so could lead to an inability to attract and retain corporate customers for our network services and subscribers for our Internet services as well as the loss of advertising revenues.
For the fiscal year ended March 31, 2005 and the quarter ended June 30, 2005, we incurred net losses of Rs.307.6 million and Rs.98.1 million ($2.3 million), respectively. As of June 30, 2005, we had an accumulated deficit of approximately Rs.12,513.7 million ($287.6 million). We anticipate incurring additional losses in the future because our business plan, which is unproven, calls for additional corporate customers and subscribers to attain profitability.
     Since our founding, we have not been profitable and have incurred significant losses and negative cash flows. For the fiscal year ended March 31, 2005 and the quarter ended June 30, 2005, we incurred a net losses of Rs.307.6 million and Rs.98.1 million ($2.3 million). As of June 30, 2005, we had an accumulated deficit of approximately Rs.12,513.7 million ($287.6 million). We may continue to incur operating losses as we expand our services, advertise and promote our brand and respond to competition. Our business plan assumes that businesses in India will demand private network and related services. Our business plan also assumes that an increasing number of consumers and corporate customers in India will be attracted to and use Internet access services, content available on the Internet and other connectivity services offered by us. This business model is not yet proven in India, and we cannot assure you that we will ever achieve or sustain profitability or that our operating losses will not increase in the future.
     During fiscal 2003, 2004 and 2005, our highest operational priority was to reduce cash burn incurred to build our company and infrastructure to support our rapid growth, which has now stabilized. Although we have significantly reduced our cash burn over the last three years and believe that these reductions are permanent, we do not know whether these measures, or other measures which we may undertake in the future, will be successful in improving cash flow in future periods.

We may be required to further modify the rates we charge for our services in response to new pricing models introduced by new and existing competition which would significantly affect our revenues.
     Our corporate network/data services business faces significant competition from well-established companies, including Bharti Broadband, HCL Infinet, Tata Internet and the incumbent government-owned telecommunication companies, BSNL and MTNL. Additionally, Reliance Infocomm, a member of the Reliance Group, is building a nationwide fiber optic network in India and has launched a range of value added services, including public Internet access and corporate data/connectivity services.
     A significant number of competitors have entered India’s liberalized Internet service provider market, and we expect additional competitors to emerge in the future. As of December 31, 2004, there were 180 Internet service providers that were operational in India. New entrants into the national Internet service provider market in India, especially the state run telecommunication companies, may enjoy significant competitive advantages over our company, including greater financial resources, which could allow them to charge prices that are lower than ours in order to attract subscribers. These factors have resulted in periods of significant reduction in actual average selling prices for consumer ISP services. We expect the market for Internet access and other connectivity services to remain extremely price competitive.
     Increased competition may result in further operating losses, loss of market share and diminished value in our services, as well as different pricing, service or marketing decisions. We cannot assure you that we will be able to successfully compete against current and future competitors.
The Indian Department of Telecommunications, or “DOT”, has imposed a license fee for ISP’s, including our company, for providing VPN services.
     Our company and certain other ISP’s have been providing Internet Protocol Virtual Private Network, or IP VPN, services to their customers for a considerable length of time. These services have been construed to be similar to leased line services offered by national and international long distance service providers in India, which have objected to the provisioning of these services by ISPs. The DOT has decided to specifically include IP VPN services in the ISP license and has imposed a one-time entry fee for this purpose. In fiscal 2005, we paid Rs.100 million as a one-time entry fee and submitted a financial bank guarantee of Rs.10 million to the Indian government as required by the DOT.
     The DOT also requires ISP licensees to pay an annual fee of 8% of adjusted gross revenues generated under the ISP license. To date, the DOT has not issued any guidelines or procedures for implementing this decision. However, it is our understanding that the license fee provisions will become effective only after amendments to the license. We believe that this will not have any effect on our net earnings/losses for periods prior to January 11, 2005. The Internet Service Providers Association of India, or ISPAI, had contested the DOT decision with Telecom Disputes Settlement and Appellate Tribunal, or TDSAT. In a decision dated May 3, 2005, TDSAT has asked the DOT to determine the final quantum of license fee and annual fees after receiving recommendations from TRAI as is required under the procedures established by law for new licenses. TRAI has issued a discussion paper on this and has invited views from all the stakeholders on this subject. The final recommendation of TRAI, its timing and the licensing conditions, if any, eventually adopted by the DOT could result in a license fee and could have a significant adverse effect on our financial performance. We have provided for Rs.6.4 million towards the annual fee on IP VPN revenue and Rs.1.7 million towards amortization of the entry fee for the quarter ended June 30, 2005.
Our marketing campaign to establish brand recognition and loyalty for the SifyOnline, Sify and iway brands could be unsuccessful.
     In order to expand our customer base and increase traffic on our websites, we must establish, maintain and strengthen the Sify, iway, SifyOnline and other key brands. We plan to continue to incur significant marketing expenditure to establish brand recognition and brand loyalty. If our marketing efforts do not produce a significant increase in business to offset our marketing expenditure, our losses will increase or, to the extent that we are generating profits, our profits will decrease. Furthermore, our Internet portal will be more attractive to advertisers if we have a large audience of consumers with demographic characteristics that advertisers perceive as favorable. Therefore, we intend to introduce additional and enhanced content, interactive tools and other services and features in the future in an effort to retain our current subscribers and users and attract new ones. Our reputation and brand name could be adversely affected if we are unable to do so successfully.
A number of large stockholders of our company and us are party to an Investor Rights Agreement, which governs the composition of our Board of Directors and other important corporate matters.
     As of July 18, 2005 and based on reports filed with the Securities and Exchange Commission, we believe that Satyam Computer Services owned approximately 31.6% of our outstanding equity shares and Venture Tech, together with its affiliates, owned approximately 7.8% of our outstanding equity shares. As a result, these stockholders, if they elect to act together, are presently able to exercise significant influence over many matters requiring approval by our stockholders, including the election of directors and approval of significant corporate transactions, such as the sale of our company, change in the capital structure of the company, merger, acquisition or winding up of the company and any change in the nature or material modification of the business undertaken by the company. These stockholders are also party to an agreement with us relating to the composition of our Board of Directors and other important corporate matters, such as a right of first refusal with respect to the transfer of shares by certain stockholders and the issuance by our company of additional shares, tag along rights with respect to the transfer of shares by certain stockholders and drag along rights. Pursuant to this agreement, each of Satyam Computer Services and Venture Tech is entitled to nominate two members of our Board of Directors so long as it holds at least 10% of our outstanding share capital and one member of our Board of Directors so long as it holds at least 5% of our outstanding share capital.
     Under Indian law, a simple majority is sufficient to control all stockholder action except for those items that require approval by a special resolution. If a special resolution is required, the number of votes cast in favor of the resolution must not be less than three times the number of votes cast against it. Examples of actions that require a special resolution include:
•	altering our Articles of Association;

•	issuing additional shares of capital stock, except for pro rata issuances to existing stockholders;

•	commencing any new line of business; and

•	commencing a liquidation.
     Circumstances may arise in which the interests of Satyam Computer Services, Venture Tech or a subsequent purchaser of the shares currently owned by any such holder, could conflict with the interests of our other stockholders or holders of our ADSs. One or more of such stockholders could delay or prevent a change of control of our company or other important transactions even if a transaction of that sort would be beneficial to our other stockholders, including the holders of our ADSs.
     On November 10, 2004, we entered into an agreement with Satyam Computer Services, SAIF and Venture Tech in which we agreed, in part, to facilitate the conversion of our outstanding Indian equity shares into ADSs and to register such ADSs for resale under the U.S. federal securities laws. Pursuant to this agreement, Satyam Computer Services, SAIF, Venture Tech and other holders of our equity shares may dispose of some or all of their equity shares in one or more transactions under the registration statement on Form F-3, filed by us on December 7, 2004, or other registration statements that we may file in the future. To date, we have facilitated the conversion of 1,130,526 Indian equity shares into ADSs. The participating shareholders in this conversion were Venture Tech (783,326 shares), Government of Singapore Investment Corporation Limited (305,500 shares) and Monetary Authority of Singapore (41,700 shares).
     We have obtained the approval of the Foreign Investment Promotion Board, or FIPB, Department of Economic Affairs, Ministry of Finance, Government of India, for issuance of up to 15,720,800 ADSs, representing the same number of Indian equity shares, under the Sponsored ADR Programme subject to a cap of 74% of the paid-up capital of our company. Under the current capital structure of the company, we may issue up to 5,057,971 ADSs, representing the same number of Indian equity shares, which will increase the foreign holding to 74% of the paid-up capital of the company.
If our efforts to retain our customers through past investment in network infrastructure and ongoing investment in online content offerings and customer and technical support are unsuccessful, our revenues will decrease without a corresponding reduction in costs.
     Our sales, marketing and other costs of acquiring new customers are substantial, relative to the fees actually derived from these customers. Accordingly, our long-term success depends to a great extent on our ability to retain our existing customers, while continuing to attract new customers. We have invested significant resources in our network infrastructure and continue to invest in online content offerings and in our customer and technical support capabilities to provide high levels of customer service. We cannot be certain, however, that these investments will maintain or improve subscriber retention. We believe that intense competition from our competitors has caused, and may continue to cause, some of our customers to switch to our competitors’ services. In addition, some new customers use the Internet only as a novelty and do not become consistent users of Internet services, and therefore are more likely to discontinue their service. Any decline in our customer retention rate would likely decrease the revenues generated by our Internet access services division. Therefore, we may not be able to realize sufficient future revenues to offset our past investment in network infrastructure and our ongoing investment in online content offerings and technical support or achieve positive cash flow or profitability in the future.
Despite cost-reduction measures, our future operating results could fluctuate in part because our expenses are relatively fixed in the short term while future revenues are uncertain, and any adverse fluctuations could negatively impact the price of our ADSs.
     Our revenues, expenses and operating results have varied in the past and may fluctuate significantly in the future due to a number of factors, many of which are outside our control. A significant portion of our investment and cost base is relatively fixed in the short term. Our revenues for the foreseeable future will depend on many factors, including the following:
•	the range of network/data services provided by us and the usage thereof by our customers; and

•	the number of subscribers to our Internet service provider service and the prevailing prices charged.

     Our future revenues are difficult to forecast and, in addition to the foregoing, will depend on the following:
•	the timing and nature of any agreements we enter into with strategic partners of our corporate network/data services division;

•	services, products or pricing policies introduced by our competitors;

•	capital expenditure and other costs relating to our operations;

•	the timing and nature of our marketing efforts;

•	our ability to successfully integrate operations and technologies from any acquisitions, joint ventures or other business combinations or investments;

•	the introduction of alternative technologies; and

•	technical difficulties or system failures affecting the telecommunication infrastructure in India, the Internet generally or the operation of our websites.
     We plan to continue to expand and develop content and enhance our technology. Many of our expenses are relatively fixed in the short-term. We cannot assure you that our revenues will increase in proportion to the increase in our expenses. We may be unable to adjust spending quickly enough to offset any unexpected revenues shortfall. This could lead to a shortfall in revenues in relation to our expenses.
     You should not rely on yearly comparisons of our results of operations as indicators of future performance. It is possible that in some future periods our operating results may be below the expectations of public market analysts and investors. In this event, the price of our ADSs will likely fall.
Because we lack full redundancy for our computer systems, a systems failure could prevent us from operating our business.
     We rely on the Internet and accordingly, depend upon the continuous, reliable and secure operation of Internet servers, related hardware and software and network infrastructure such as lines leased from telecom operators. We have a back-up data facility, but we do not have full redundancy for all of our computer and telecommunications facilities. As a result, failure of key primary or back-up systems to operate properly could lead to a loss of customers, damage to our reputation and violations of our Internet service provider license and contracts with corporate customers. A loss of customers or damage to our reputation would result in a decrease in the number of our subscribers, which would cause a material decrease in revenues. A violation of our Internet service provider license could result in the suspension or termination of that license, which would prevent us from carrying on a significant portion of our operations and materially adversely affect our operating results. Violations of our contracts with corporate customers could result in the termination of these contracts, which would cause a decrease in the revenues generated by our corporate data/network services division. Any of these failures could also lead to a decrease in value of our ADSs, significant negative publicity and litigation. From time to time, a number of large Internet companies have suffered highly publicized system failures resulting in adverse reactions to their stock prices, significant negative publicity and, in some instances, litigation.
     We have at times suffered service outages. We guarantee to a number of our corporate customers that our network will meet or exceed contractual reliability standards, and our Internet service provider license requires that we provide an acceptable level of service quality and that we remedy customer complaints within a specified time period. Our computer and communications hardware are protected through physical and software safeguards. However, they are still vulnerable to fire, storm, flood, power loss, telecommunications failures, physical or software break-ins and similar events. We do not carry business interruption insurance to protect us in the event of a catastrophe even though such an event could lead to a significant negative impact on our business.
Security breaches could damage our reputation or result in liability to us.
     Our facilities and infrastructure must remain secure, and be perceived by our corporate and consumer customers to be secure, because we retain confidential customer information in our database. Despite the implementation of security measures, our infrastructure may be vulnerable to physical break-ins, computer hacking, computer viruses, programming errors or similar disruptive problems. If a person circumvents our security measures, he or she could jeopardize the security of confidential information stored on our systems, misappropriate proprietary information or cause interruptions in our operations. We may be required to make significant additional investments and efforts to protect against or remedy security breaches. A material security breach could damage our reputation or result in liability to us, and we do not carry insurance that protects us from this kind of loss.
     The security services that we offer in connection with our business customers’ networks cannot assure complete protection from computer viruses, break-ins and other disruptive problems. Although we attempt to contractually limit our liability in such instances, the occurrence of these problems could result in claims against us or liability on our part. These claims, regardless of their ultimate outcome, could result in costly litigation and could damage our reputation and hinder our ability to attract and retain customers for our service offerings.
Over the past several years we have experienced significant growth, and continuing this pace of growth could put excessive strain on our resources, which in turn could adversely affect our results of operations.
     Over the last several years, we have experienced a period of significant revenue growth. This growth has placed, and will continue to place, a significant strain on our managerial, operational, financial and information systems resources. We will have to implement new operational and financial systems and procedures and controls, expand our office facilities, train and manage our employee base and maintain close coordination among our technical, accounting, finance, marketing, sales and editorial staff. If we are unable to manage our growth effectively, we will be unable to implement our strategy, upon which the success of our business depends.
We face a competitive labor market for skilled personnel and therefore are highly dependent on our existing key personnel and on our ability to hire additional skilled employees.
     Our success depends upon the continued service of our key personnel, particularly Mr. Ramaraj, our Chief Executive Officer. Most of our employees are located in India. Each of our employees may voluntarily terminate his or her employment with us. We do not carry key person life insurance on any of our personnel, other than our Chief Executive Officer. Our success also depends on our ability to attract and retain additional highly qualified technical, marketing and sales personnel. The labor market for skilled employees in India is extremely competitive, and the process of hiring employees with the necessary skills is time consuming and requires the diversion of significant resources. While we have not experienced difficulty in employee retention or integration to date, we may not be able to continue to retain or integrate existing personnel or identify and hire additional personnel in the future. The loss of the services of key personnel, especially the unexpected death or disability of such personnel, or the inability to attract additional qualified personnel, could disrupt the implementation of our business strategy, upon which the success of our business depends.
Compliance with new and changing corporate governance and public disclosure requirements adds uncertainty to our compliance policies and increases our costs of compliance.
     Changing laws, regulations and standards relating to accounting, corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 and, new SEC regulations and Nasdaq National Market rules, are creating uncertainty for us and similarly situated companies. These new or changed laws, regulations and standards may lack specificity and are subject to varying interpretations. Their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions to such governance standards.
     In particular, our efforts to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our required assessment of our internal controls over financial reporting and our independent auditors’ audit of that assessment will require the commitment of significant financial and managerial resources. We have formed an internal control steering committee and adopted a project work plan to assess the adequacy of our internal controls over financial reporting, remediate any control deficiencies that may be identified, and validate through testing that our controls are functioning as documented. Our independent auditors may be unable to issue unqualified attestation reports on management’s assessment on the operating effectiveness of our internal controls over financial reporting.
     We are committed to maintaining high standards of corporate governance and public disclosure, and our efforts to comply with evolving laws, regulations and standards in this regard have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. In addition, the new laws, regulations and standards regarding corporate governance may make it more difficult for us to obtain director and officer liability insurance. Further, our board members, Chief Executive Officer, and Chief Financial Officer could face an increased risk of personal liability in connection with the performance of their duties. As a result, we may face difficulties in attracting and retaining qualified board members and executive officers, which could harm our business. If we fail to comply with new or changed laws or regulations, our business and reputation may be harmed.
We may not comply with local laws of other countries.
     As part of our international business, we may negotiate with and enter into contracts with strategic partners, clients, suppliers, employees and other third parties in various countries. We have little or no experience conducting business in many of these countries and our failure to comply with their laws may result in lawsuits or penalties, which could adversely affect our business or results of operations.
If there is an adverse outcome in the class action litigation that has been filed against us, our business may be harmed.
     Our company and certain of our officers and directors are named as defendants in a securities class action lawsuit filed in the United States District Court for the Southern District of New York. This action, which is captioned In re Satyam Infoway Ltd. Initial Public Offering Securities Litigation, also names as defendants several of the underwriters involved in our initial public offering of

American Depositary Shares. This class action is brought on behalf of a purported class of purchasers of our ADSs from the time of our IPO in October 1999 through December 2000. The central allegation in this action is that the underwriters in our IPO solicited and received undisclosed commissions from, and entered into undisclosed arrangements with, certain investors who purchased our ADSs in the IPO and the aftermarket. The complaint also alleges that we violated the United States federal securities laws by failing to disclose in the IPO prospectus that the underwriters had engaged in these allegedly undisclosed arrangements. More than 300 issuers have been named in similar lawsuits. In June 2003, the plaintiffs in the consolidated IPO class action lawsuits currently pending against us and more than 300 other issuers who went public between 1998 and 2000 announced a proposed settlement with us and the other issuer defendants. The proposed settlement provides that the insurers of all settling issuers will guarantee that the plaintiffs recover $1.0 billion from non-settling defendants, including the investment banks who acted as underwriters in those offerings. In the event that the plaintiffs do not recover $1.0 billion, the insurers for the settling issuers will make up the difference. We believe that we have sufficient insurance coverage to cover the maximum amount that we may be responsible for under the proposed settlement, which we estimate to be approximately U.S. $3.9 million. It is possible that the Federal District Court may not approve the settlement in whole or part. We believe that we have adequate legal defenses for these actions and that the ultimate outcome of these actions will not have a material adverse effect on our company.
We face risks associated with potential acquisitions, investments, strategic partnerships or other ventures, including whether any such transactions can be identified, completed and the other party integrated with our business on favorable terms.
     We may attempt to grow our business through acquisitions. We are actively seeking opportunities to expand our corporate services business, including through possible acquisition transactions in India, the United States or elsewhere. We may acquire or make investments in other complementary businesses, technologies, services or products, or enter into additional strategic partnerships with parties that can provide access to those assets, if appropriate opportunities arise in the future. From time to time, we have had discussions and negotiations with a number of companies regarding our acquiring, investing in or partnering with their businesses, products, services or technologies, and we regularly engage in such discussions and negotiations in the ordinary course of our business. Some of those discussions also contemplate the other party making an investment in our company. We may not identify suitable acquisition, investment or strategic partnership candidates in the future, or if we do identify suitable candidates, we may not complete those transactions on commercially acceptable terms or at all. In addition, the key personnel of an acquired company may decide not to work for us. If we make other types of acquisitions, we could have difficulty in integrating the acquired products, services or technologies into our operations. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses, which could adversely affect our operating results and cause the price of our ADSs to decline. Furthermore, we may incur indebtedness or issue additional equity securities to pay for any future acquisitions. The issuance of additional equity securities would dilute the ownership interests of the holders of our ADSs.
Our financial results are impacted by the financial results of entities that we do not control.
     We have a significant, non-controlling minority interest in Refco-Sify Securities India Private Limited that is accounted for under U.S. GAAP using the equity method of accounting. Under this method, we generally are obligated to report as “Equity in losses (gains) of affiliates” a pro rata portion of the financial results of any such company in our statement of operations even though we do not control the other company, subject to limitations in the case of losses that exceed our cost of investment. Thus, our reported results of operations can be significantly increased or decreased depending on the results of Refco-Sify Securities India Private Limited or other companies in which we may make similar investments even though we may have only a limited ability to influence these activities.
A significant majority of the iway cybercafés are franchised operations that we do not operate or control. We also provide Internet access services through a network of Cable Television Operators, or CTOs, whom we do not control.
     As of June 30, 2005, 2,674 cybercafés, representing substantially all of the iway cafes, were franchised by our company. Broadband Internet access to homes was provided through a network of 1,250 CTOs Our relationships with franchisees and CTOs are subject to a number of special risks. For example, we do not operate or control our franchisees or CTOs, and they may not meet their obligations under our agreements with them. The failure of a franchisee or CTO to provide quality services to its customers could result in end user dissatisfaction with our company. We may become involved in disputes with our franchisees or CTOs, which may result in litigation or the termination of one or more of our agreements. Our franchisees or CTOs could attempt to organize themselves into unions in order to negotiate more favorable terms in our agreements. Any failure to continue our relationships with our franchisees or CTOs on favorable terms could reduce the size of our market share for Internet access in India and decrease the revenues generated by our Internet access services division. Our company does not provide any financial support or guarantee to the franchisees.
The legal system in India does not protect intellectual property rights to the same extent as the legal system of the United States, and we may be unsuccessful in protecting our intellectual property rights.
     Our intellectual property rights are important to our business. We rely on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property.
     Our efforts to protect our intellectual property may not be adequate. We hold no patents, and our competitors may independently develop similar technology or duplicate our services. Unauthorized parties may infringe upon or misappropriate our services or proprietary information. In addition, the laws of India do not protect proprietary rights to the same extent as laws in the United States, and the global nature of the Internet makes it difficult to control the ultimate destination of our services. For example, the legal processes to protect service marks in India are not as effective as those in place in the United States. The misappropriation or duplication of our intellectual property could disrupt our ongoing business, distract our management and employees, reduce our revenues and increase our expenses. In the future, litigation may be necessary to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation could be time-consuming and costly.
     We could be subject to intellectual property infringement claims as the number of our competitors grows and the content and functionality of our websites or other service offerings overlap with competitive offerings. Defending against these claims, even if not meritorious, could be expensive and divert management’s attention from operating our company. If we become liable to third parties for infringing their intellectual property rights, we could be required to pay a substantial damage award and forced to develop non-infringing technology, obtain a license or cease selling the applications that contain the infringing technology. We may be unable to develop non-infringing technology or obtain a license on commercially reasonable terms, or at all.
Our platform infrastructure and its scalability are not proven, and our current systems may not accommodate increased use while maintaining acceptable overall performance.
     Currently, only a relatively limited number of customers use our corporate network, our Internet service provider services and our Internet portal. We must continue to adapt our network infrastructure to accommodate additional users, increasing transaction volumes and changing customer requirements. We may not be able to project accurately the rate or timing of increases, if any, in the use of our websites or upgrade our systems and infrastructure to accommodate such increases. Our systems may not accommodate increased use while maintaining acceptable overall performance. Service lapses could cause our users to use the online services of our competitors.
We do not plan to pay dividends in the foreseeable future.
     We do not anticipate paying cash dividends to the holders of our ADSs and equity share holders in the foreseeable future. Accordingly, investors must rely on sales of their ADSs after price appreciation, which may never occur, as the only way to realize a positive return on their investment. Investors seeking cash dividends should not purchase our ADSs.
Risks Related to the ADSs and Our Trading Market
Holders of ADSs are restricted in their ability to exercise preemptive rights under Indian law and thereby may suffer future dilution of their ownership position.
     Under the Companies Act, 1956 of India, or Companies Act, a public company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless the preemptive rights have been waived by adopting a special resolution by holders, whether on a show of hands or on a poll, holding not less than three times the number of votes, if any, cast against the resolution. At our 2000 Annual General Meeting, our stockholders approved a special resolution permitting us to issue up to one million equity shares in connection with acquisitions. We issued virtually all of these equity shares in connection with our acquisitions of India World Communications, Indiaplaza.com and Kheladi.com and our investment in CricInfo Limited. At our 2001 Annual General Meeting, our stockholders approved a special resolution permitting us to issue up to four million additional equity shares in connection with acquisitions or capital raising transactions, and our ADS holders are deemed to have waived their preemptive rights with respect to these shares. At our December 2002 Extraordinary General Meeting, our stockholders approved a special resolution permitting us to issue up to 12.5 million additional equity shares in connection with the sale of equity shares to SAIF and Venture Tech, and our ADS holders are deemed to have waived their preemptive rights with respect to these shares.
     U.S. holders of ADSs may be unable to exercise preemptive rights for equity shares underlying ADSs unless approval of the Ministry of Finance of the Government of India is obtained and a registration statement under the Securities Act of 1933, as amended, is effective with respect to the rights or an exemption from the registration requirements of the Securities Act is available. Our decision to file a registration statement will depend on the costs and potential liabilities associated with any given registration statement as well as the perceived benefits of enabling the holders of our ADSs to exercise their preemptive rights and any other factors that we deem appropriate to consider at the time the decision must be made. We may elect not to file a registration statement related to preemptive rights otherwise available by law to our stockholders. In the case of future issuance, the new securities may be issued to our depositary, which may sell the securities for the benefit of the holders of the ADSs. The value, if any, our depositary would receive upon the sale of such securities cannot be predicted. To the extent that holders of ADSs are unable to exercise preemptive rights granted in respect of the equity shares represented by their ADSs, their proportional interests in our company would be reduced.
Holders of ADSs may be restricted in their ability to exercise voting rights and the information provided with respect to stockholder meetings.
     As a holder of ADSs, you generally have the right under the deposit agreement to instruct the depositary bank to exercise the voting rights for the equity shares represented by your ADSs. At our request, the depositary bank will mail to you any notice of stockholders’ meeting received from us together with information explaining how to instruct the depositary bank to exercise the voting rights of the securities represented by ADSs. If the depositary bank timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities represented by the holder’s ADSs in accordance with such voting instructions. However, the ability of the depositary bank to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary bank in a timely manner.
     Under Indian law, subject to the presence in person at a stockholder meeting of persons holding equity shares representing a quorum, all resolutions proposed to be approved at that meeting are voted on by a show of hands unless a stockholder present in person and holding at least 10% of the total voting power or on which an aggregate sum of not less than Rs.50,000 has been paid-up, at the meeting demands that a poll be taken. Equity shares not represented in person at the meeting, including equity shares underlying ADSs for which a holder has provided voting instructions to the depositary bank, are not counted in a vote by show of hands. As a result, only in the event that a stockholder present at the meeting demands that a poll be taken will the votes of ADS holders be counted. Securities for which no voting instructions have been received will not be voted on a poll.
     As a foreign private issuer, we are not subject to the SEC’s proxy rules, which regulate the form and content of solicitations by United States-based issuers of proxies from their stockholders. To date, our practice has been to provide advance notice to our ADS holders of all stockholder meetings and to solicit their vote on such matters through the depositary, and we expect to continue this practice. The form of notice and proxy statement that we have been using does not include all of the information that would be provided under the SEC’s proxy rules.
The market price of our ADSs has been and may continue to be highly volatile.
     The market price of our ADSs has fluctuated widely and may continue to do so. For example, since our initial public offering in October 1999 through August 16, 2005, the trading price of our ADSs has ranged from a high of $452 per ADS to a low of $0.88 per ADS. Many factors could cause the market price of our ADSs to rise and fall. Some of these factors include:
•	perception of the level of political and economic stability in India;

•	actual or anticipated variations in our quarterly operating results;

•	announcement of technological innovations;

•	conditions or trends in the corporate network/data services, Internet and electronic commerce industries;

•	the competitive and pricing environment for corporate network/data services and Internet access services in India and the related cost and availability of bandwidth;

•	the perceived attractiveness of investment in Indian companies;

•	acquisitions and alliances by us or others in the industry;

•	changes in estimates of our performance or recommendations by financial analysts;

•	market conditions in the industry and the economy as a whole;

•	introduction of new services by us or our competitors;

•	changes in the market valuations of other Internet service companies;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	our failure to integrate successfully our operations with those of any acquired companies;

•	additions or departures of key personnel; and

•	other events or factors, many of which are beyond our control.
The financial markets in the United States and other countries have experienced significant price and volume fluctuations, and the market prices of technology companies, particularly Internet-related companies, have been and continue to be extremely volatile with negative sentiment prevailing. Volatility in the price of our ADSs may be caused by factors outside of our control and may be unrelated or disproportionate to our operating results. In the past, following periods of volatility in the market price of a public company’s securities, securities class action litigation has often been instituted against that company. Such litigation could result in substantial costs and a diversion of our management’s attention and resources.

We may not be able to maintain our Nasdaq National Market listing.
     In order to maintain the listing of our ADSs on the Nasdaq National Market, we are required to comply with, or obtain an exemption from, the continuing listing requirements of Nasdaq, including the $1.00 minimum bid price requirement. In fiscal 2003, the price of our ADSs on the Nasdaq National Market closed below $1.00 for more than 30 consecutive days. Effective September 24, 2002, our equity share-to-ADS exchange ratio was adjusted to one-to-one in order to reestablish compliance with Nasdaq’s minimum bid price requirement. There are also material changes to the listing requirements of the Nasdaq National Market relating to implementation of the Sarbanes-Oxley Act of 2002 and other reforms that have been or will be implemented. These requirements have and will continue to impose significant additional substantive and administrative requirements on all public companies listed on the Nasdaq National Market, including foreign private issuers. We do not know whether we will be able to maintain our Nasdaq National Market listing in the future.
An active or liquid market for the ADSs is not assured.
     We cannot predict the extent to which an active, liquid public trading market for our ADSs will continue to exist. Active, liquid trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors. Liquidity of a securities market is often a function of the volume of the underlying shares that are publicly held by unrelated parties. Although ADS holders are entitled to withdraw the equity shares underlying the ADSs from the depositary at any time, there is no public market for our equity shares in India or the United States.
The future sales of securities by our company or existing stockholders may reduce the price of our ADSs.
     Pursuant to the subscription agreements we entered into in October 2002, we sold an aggregate of 7.6 million ADSs to SAIF and an aggregate of 4.1 million equity shares (including 1,017,441 ADSs) to Venture Tech and an affiliate. The resale of the ADSs sold to SAIF and an affiliate of Venture Tech is covered by registration statements on Form F-3, and such ADSs are freely tradable. Based on documents filed with the Securities and Exchange Commission, we believe that SAIF sold 2.0 million ADSs in May 2003, sold an additional 1.25 million ADSs in July 2003, sold an additional 1.5 million ADSs in October 2003 and sold and additional 800,000 ADSs in November 2004. In addition, we understand that Venture Tech has sold 1.0 million ADSs acquired from us and 1.0 million ADSs acquired from Satyam Computer Services. We filed a registration statement covering the resale of 3.6 million ADSs held by SASISP Holdings Limited, and we believe that SASISP sold all such shares. On December 7, 2004, we filed a registration statement on Form F-3 registering the resale of up to 4,538,200 ADSs by certain shareholders named therein, including Venture Tech, the Government of Singapore, C.M. Jain Impex & Investments Pvt. Ltd., and Mr. R. Ramaraj, our Chief Executive Officer and Managing Director. Subsequently, based on documents filed with the Securities and Exchange Commission, we believe that Venture Tech sold 783,326 equity shares in private transactions. We may in the future file further registration statements registering the resale of these ADSs. Any significant sales of our equity shares or ADSs might reduce the price of our ADSs and make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. We may issue additional equity shares and ADSs to raise capital and to fund acquisitions and investments, and the parties to any such future transactions could also decide to sell them.
Forward-looking statements contained in this annual report may not be realized.
     This annual report contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of the risks faced by us described above and elsewhere in this annual report. We do not intend to update any of the forward-looking statements after the date of this annual report to conform such statements to actual results.
Risks Related to Investments in Indian Companies
     We are incorporated in India, and a significant majority of our assets and employees are located in India. Consequently, our financial performance and the market price of our ADSs will be affected by changes in exchange rates and controls, interest rates, Government of India policies, including taxation policies, as well as political, social and economic developments affecting India.
Political instability in India and around the world could halt or delay the liberalization of the Indian economy and adversely affect business and economic conditions in India generally and our business in particular.
     During the past decade, the Government of India has pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian central and state governments in the Indian economy as producers, consumers and regulators has remained significant. The Government of India has changed six times since 1996, including most recently in May 2004. The rate of economic liberalization, specific laws and policies affecting technology companies, foreign investment, currency exchange rates and other matters affecting investment in our securities could also change. A significant change in India’s economic liberalization and deregulation policies could adversely affect business and economic conditions in India generally and our business in particular.

Conflicts in South Asia and terrorist attacks in the United States, South Asia and around the world could adversely affect the economy and cause our business to suffer.
     South Asia has from time to time experienced instances of civil unrest and hostilities among neighboring countries, including between India and Pakistan. In April 1999, India and Pakistan conducted long-range missile tests. Since May 1999, military confrontations between India and Pakistan have occurred in the Himalayan region of Kargil and other border areas. In October 1999, the leadership of Pakistan changed as a result of a coup led by the military. In September 2001, terrorist attacks were conducted in the United States, which caused various adverse consequences, including adverse economic consequences. In addition, in October 2001 the United States commenced military operations against targets located in Afghanistan. In December 2001, terrorist attacks were conducted on the Indian Parliament building resulting in heightened diplomatic and military tension between India and Pakistan. In 2003 and continuing through 2005, the United States and several other countries have conducted military operations against targets in Iraq. Events of this nature could influence the Indian and/or global economy and could have a material adverse effect on the market for securities of Indian companies, including our ADSs, and the market for our services.
We are subject to foreign investment restrictions under Indian law that limit our ability to attract foreign investors which, together with the lack of a public market for our equity shares, may adversely impact the value of our ADSs.
     Currently, there is no public trading market for our equity shares in India or elsewhere nor can we assure you that we will take steps to develop one. Our equity securities are only traded on Nasdaq through the ADSs as described in this annual report. Under prior Indian laws and regulations, our depositary could not accept deposits of outstanding equity shares and issue ADRs evidencing ADSs representing such equity shares without prior approval of the Government of India. The Reserve Bank of India has announced fungibility regulations permitting, under limited circumstances, the conversion of ADSs to equity shares and the reconversion of equity shares to ADSs provided that the actual number of ADSs outstanding after such reconversion is not greater than the original number of ADSs outstanding. If you elect to surrender your ADSs and receive equity shares, you will not be able to trade those equity shares on any securities market and, under present law, likely will not be permitted to reconvert those equity shares to ADSs.
     If in the future a market for our equity shares is established in India or another market outside of the United States, those shares may trade at a discount or premium to the ADSs. Under current Indian regulations and practice, the approval of the Reserve Bank of India is required for the sale of equity shares underlying ADSs by a non-resident of India to a resident of India as well as for renunciation of rights to a resident of India, unless the sale of equity shares underlying the ADSs is through a recognized stock exchange or in connection with the offer made under the regulations regarding takeovers. Since exchange controls still exist in India, the Reserve Bank of India will approve the price at which the equity shares are transferred based on a specified formula, and a higher price per share may not be permitted. Holders who seek to convert the rupee proceeds from a sale of equity shares in India into foreign currency and repatriate that foreign currency from India will have to obtain Reserve Bank of India approval for each transaction. We cannot assure you that any required approval from the Reserve Bank of India or any other government agency can be obtained.
Because we operate our business in India, exchange rate fluctuations may affect the value of our ADSs independent of our operating results.
     The exchange rate between the rupee and the U.S. dollar has changed substantially in recent years and may fluctuate substantially in the future. Historically, the value of the rupee has declined against the U.S. dollar, although the rupee appreciated against the dollar in late 2003 and 2004. In fiscal 2005, the rupee depreciated in the first six months and thereafter appreciated considerably. Depreciation of the rupee will result in higher expenses to our company for the purchase of capital equipment, such as servers, routers, modems and other telecommunications and computer equipment, which is generally manufactured in the U.S. In addition, our market valuation could be materially adversely affected by the devaluation of the rupee if U.S. investors analyze our value based on the U.S. dollar equivalent of our financial condition and results of operations. Appreciation of the rupee against the U.S. dollar will result in foreign exchange losses to the extent we hold excess cash in U.S. dollar-denominated investments.
The Government of India may change its regulation of our business or the terms of our license to provide Internet access services without our consent, and any such change could decrease our revenues and/or increase our costs, which would adversely affect our operating results.
     Our business is subject to government regulation under Indian law and to significant restrictions under our Internet service provider license issued by the Government of India. These regulations and restrictions include the following:
•	Our Internet service provider license has a term of 15 years and was originally issued in 1998. Our Internet service provider license was reissued in 2002 enabling us to offer telephony services over the Internet. We have no assurance that the license will be renewed in the future. If we are unable to renew our Internet service provider license for any reason, we will be unable to operate as an Internet service provider in India and will lose one of our primary sources of revenue.

•	In December 2004, the Government of India issued guidelines for license to offer Virtual Private Network, or VPN, services by ISPs. Consequently, we applied for the license, and the Government of India issued a letter of intent to our company on December 30, 2004 for amendment of our existing ISP license to include provision of VPN services. In January 2005, we paid Rs.100 million as a one-time entry fee and submitted a financial bank guarantee of Rs.10 million as required by the letter of intent. The one-time entry fee of Rs.100 million is evenly amortized over the 15-year estimated life of the licence of 15 years.

On January 11, 2005, we received provisional permission from the DOT, Government of India to offer VPN service in accordance with the new guidelines. Final permission to offer VPN service will be effective only after we sign the amendment to the license agreement. However, the provisional permission does not carry any terms and conditions relating to the license.

The Indian Department of Telecommunications, or DOT, also requires the ISP licensees to pay an annual fee of 8% of the adjusted gross revenues generated under the ISP license. To date, the DOT has not issued any guidelines or procedures for implementing this decision. However, it is our understanding that the license fee provisions will become effective only after amendments to the license.

The Internet Service Provider Association of India, or ISPAI, had filed an appeal against this license with the Telecom Disputes Settlement and Arbitration Tribunal, or TDSAT. TDSAT directed Government of India to consult with TRAI before finalizing the license conditions.

We have reserved Rs.12.0 million towards the annual license fee for the period January 11, 2005 through June 30, 2005. This is computed on the basis of 8% of the revenue earned on VPN services we provided. The exact quantum of annual license fee payable may vary significantly from the provision depending on the conditions to the final license agreement to be issued by DOT.

•	The Telecom Regulatory Authority of India, or TRAI, a statutory authority constituted under the Telecom Regulatory Authority of India Act, 1997, maintains the right to regulate the prices we charge our subscribers. The success of our business model depends on our ability to price our services at levels we believe are appropriate. If the TRAI sets a price floor, we may not be able to attract and retain subscribers. Likewise, if the TRAI sets a price ceiling, we may not be able to generate sufficient revenues to fund our operations. Similarly, an action of the Indian Parliament may impact our ability to set the prices for our services.

•	The Government of India maintains the right to take over our entire operations or revoke, terminate or suspend our license for national security and similar reasons without compensation to us. If the Government of India were to take any of these actions, we would be prevented from conducting all or part of our business.
Changes in Indian income taxes will increase our tax liability and decrease any profits we might have in the future.
     The statutory corporate income tax rate in India was 35.0% during fiscal 2005 and was subject to a 2.5% surcharge and 2% education cess, resulting in an effective tax rate of 36.6%. For fiscal year 2006, the corporate income tax rate has been reduced to 30%, subject to a surcharge of 10% and education cess of 2%, resulting in an effective tax rate of 33.7%. We cannot assure you that the surcharge will be in effect for a limited period of time or that additional surcharges will not be implemented by the Government of India. The Finance Minister of India has recently introduced a fringe benefits tax that would be levied on employers. Under this fringe benefits tax, employers would be required to pay a tax of 30% exclusive of applicable surcharge and cess on the taxable value of the fringe benefits or privileges that are provided or deemed to be provided to employees on a collective, rather than individual, basis. We are assessing the impact of this tax, which will increase our tax liability and increase any loss or decrease any profits we might have in the future.
Risks Related to the Internet Market in India
     Our success will depend in large part on the increased use of the Internet by consumers and businesses in India. However, our ability to exploit the Internet service provider and other data service markets in India is inhibited by a number of factors. If India’s limited Internet usage does not grow substantially, our business may not succeed.

The success of our business depends on the acceptance of the Internet in India, which may be slowed or halted by high bandwidth costs and other technical obstacles in India.
     Bandwidth, the measurement of the volume of data capable of being transported in a communications system in a given amount of time, remains very expensive in India, especially when compared to bandwidth costs in the United States. Bandwidth rates are commonly expressed in terms of Kbps (kilobytes per second, or thousands of bits of data per second) or Mbps (megabytes per second, or millions of bits of data per second). Although prices for bandwidth in India have declined recently, they are high due to, among other things, capacity constraints and lack of competition. The TRAI has recently issued a notification giving recommendations on a reduction in peak international and domestic bandwidth prices by 70% from the current ceiling. However, the recommendation on international bandwidth prices has been contested by some of the major incumbent players in the respective segments, and therefore it is unclear whether the TRAI recommendations will be implemented.
The limited installed personal computer base in India limits our pool of potential customers and restricts the amount of revenues that our Internet access services division may generate.
     The market penetration rates of personal computers and online access in India are far lower than such rates in the United States. Alternate methods of obtaining access to the Internet, such as through set-top boxes for televisions, are currently not popular in India. There can be no assurance that the number or penetration rate of personal computers in India will increase rapidly or at all or that alternate means of accessing the Internet will develop and become widely available in India. While the personal computer penetration level in India is relatively low, we are addressing the demand for public Internet access through the establishment of a retail chain of public Internet access centers, which we refer to as “cybercafés,” under the “iway” brand name. As of June 30, 2005, 2,674 iway cybercafés were franchised and 34 iway cybercafés were owned and operated by our company. Although this service creates a larger market, it also imposes on the operator of the cybercafé the considerable costs of providing the consumer access to a personal computer and related hardware and software.
The high cost of accessing the Internet in India limits our pool of potential customers and restricts the amount of revenues that our Internet access services division might generate.
     The growth of our consumer services is limited by the cost to Indian consumers of obtaining the hardware, software and communications links necessary to connect to the Internet in India. If the costs required to access the Internet do not significantly decrease, most of India’s population will not be able to afford to use our services. The failure of a significant number of additional Indian consumers to obtain affordable access to the Internet would make it very difficult to execute our business plan.
The success of our business depends on the acceptance and growth of electronic commerce in India, which is uncertain, and, to a large extent, beyond our control.
     Many of our existing and proposed services are designed to facilitate electronic commerce in India, although there is relatively little electronic commerce currently being conducted in India. Demand and market acceptance for these services by businesses and consumers, therefore, are highly uncertain. Many Indian businesses have deferred purchasing Internet access and deploying electronic commerce initiatives for a number of reasons, including the existence or perception of, among other things:
•	inconsistent quality of service;

•	the need to deal with multiple and frequently incompatible vendors;

•	inadequate legal infrastructure relating to electronic commerce in India;

•	a lack of security of commercial data, such as credit card numbers; and

•	low number of Indian companies accepting credit card numbers over the Internet.
If usage of the Internet in India does not increase substantially and the legal infrastructure and network infrastructure in India are not developed further, we are not likely to realize any benefits from our investment in the development of electronic commerce services.
Risks Related to the Internet
We may be liable to third parties for information retrieved from the Internet.
     Because users of our Internet service provider service and visitors to our websites may distribute our content to others, third parties may sue us for defamation, negligence, copyright or trademark infringement, personal injury or other matters. We could also become liable if confidential information is disclosed inappropriately. These types of claims have been brought, sometimes successfully, against online services in the United States and Europe. Others could also sue us for the content and services that are accessible from our websites through links to other websites or through content and materials that may be posted by our users in chat rooms or bulletin boards. We do not carry insurance to protect us against these types of claims, and there is no precedent on Internet service provider liability under Indian law. Further, our business is based on establishing our network as a trustworthy and dependable provider of information and services. Allegations of impropriety, even if unfounded, could damage our reputation, disrupt our ongoing business, distract our management and employees, reduce our revenues and increase our expenses.
The success of our strategy depends on our ability to keep pace with technological changes.
     Our future success depends, in part, upon our ability to use leading technologies effectively, to continue to develop our technical expertise, to enhance our existing services and to develop or otherwise acquire new services that meet changing customer requirements. The markets for our service are characterized by rapidly changing technology, evolving industry standards, emerging competition and frequent new service introductions. We may not successfully identify new opportunities and develop and bring new services to market in a timely manner.
Our business may not be compatible with delivery methods of Internet access services developed in the future.
     We face the risk that fundamental changes may occur in the delivery of Internet access services. Currently, Internet services are accessed primarily by computers and are delivered by modems using telephone lines. As the Internet becomes accessible by cellular telephones, personal data assistants, television set-top boxes and other consumer electronic devices, and becomes deliverable through other means involving digital subscriber lines, coaxial cable or wireless transmission mediums, we will have to develop new technology or modify our existing technology to accommodate these developments. Our pursuit of these technological advances, whether directly through internal development or by third-party license, may require substantial time and expense. We may be unable to adapt our Internet service business to alternate delivery means and new technologies may not be available to us at all.
Our service offerings may not be compatible with industry standards developed in the future.
     Our ability to compete successfully depends upon the continued compatibility and inter-operability of our services with products and architectures offered by various vendors. Although we intend to support emerging standards in the market for Internet access, industry standards may not be established and, if they become established, we may not be able to conform to these new standards in a timely fashion or maintain a competitive position in the market. The announcement or introduction of new services by us or our competitors and any change in industry standards could cause customers to deter or cancel purchases of existing services.
Item 3. Quantitative And Qualitative Disclosures About Market Risk
     Fair value estimates are made at a specific point in time and are based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.
     We also face market risk relating to foreign exchange rate fluctuations, principally relating to the fluctuation of U.S. dollar to Indian rupee exchange rate. Our foreign exchange risk principally arises from accounts payable to overseas vendors. This risk is partially mitigated as we hold balances in foreign currency with overseas banks. Our foreign exchange gain/(loss) was Rs.162 million, Rs.44.5 million, Rs.0.02 million, Rs.(52.1) million and Rs.2.6 million for fiscal years 2001, 2002, 2003, 2004 and 2005, respectively.
Item 4. Controls and Procedures
     Not applicable.
Part II. Other Information
Item 1. Legal Proceedings
     See Note 13 of notes to our unaudited condensed consolidated financial statements in Part I above and Note 28 of the financial statements included in our Annual Report on Form 20-F for the year ended March 31, 2005.
Item 2. Unregistered Sale of Equity Securities and Use of Proceeds
     None.
Items 3. Defaults Upon Senior Securities
     None.
Item 4. Submission of Matters to a Vote of Security Holders
     None.

Item 5. Other Information
     None.
Item 6. Exhibits

Exhibit 99.1	Charter of the Audit Committee

Exhibit 99.2	Charter of the Compensation Committee

Exhibit 99.3	Charter of the Nomination Committee

Signatures
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 19, 2005

SIFY LIMITED

By:	/s/ R. Ramaraj

Name:	R. Ramaraj
Title:	Chief Executive Officer & Managing Director

Exhibit Index

Exhibit 99.1	Charter of the Audit Committee

Exhibit 99.2	Charter of the Compensation Committee

Exhibit 99.3	Charter of the Nomination Committee